Exhibit 4.81

Execution Version

9 March 2005

Young Crown Mobile Ltd

PT Asia Mobile

Asia Telecommunication Technology Ltd

- and -

Hutchison Telecommunications International (Netherlands) B.V.

AGREEMENT

for the sale and purchase of shares in

PT Cyber Access Communications

THIS AGREEMENT is made on 9 March 2005

BETWEEN:

(1)	(a) Young Crown Mobile Ltd (“YCM”), a company incorporated in Labuan with its registered office at Unit No. 3(1) Main Office Tower, Financial Park Labuan, Jalan Merdeka 87000, Labuan, F.T. Labuan, Malaysia, (b) PT Asia Mobile (“Asia Mobile”), a company incorporated in the Republic of Indonesia with its registered office at Jl. Ancol VIII No. 1, Ancol Barat, Jakarta 14430, Indonesia and (c) Asia Telecommunication Technology Ltd (“ATT”) a company incorporated in the British Virgin Islands with its registered office at c/o Offshore Incorporations Limited, PO Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (collectively known as the “Seller” on the one part, who enter into this Agreement and are liable hereunder, on a joint and several basis); and

(2)	Hutchison Telecommunications International (Netherlands) B.V., a company incorporated in The Netherlands and having its registered office at De Boelelaan 7 Official, 1083 HJ, Amsterdam, The Netherlands (the “Purchaser” on the other part).

RECITALS:

(A)	The Seller is collectively the legal and beneficial owner of all the issued shares in the capital of the Company (as defined below).

(B)	The Seller has agreed to sell and transfer, and/or cause the sale and transfer, to the Purchaser of the Sale Shares (as defined below) upon the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement each of the following words and expressions shall have the following meanings:

“Accounts” means the audited balance sheet and the audited income statement of the Company in respect of the financial year of the Company ended on the Accounts Date.

“Accounts Date” means 31 December 2004.

“Alcatel Contract” means the contract listed in item 2 in Schedule 8.

“BKPM” means the Capital Investment Coordinating Board (Badan Koordinasi Penanaman Modal) or its successor and “BKPMD” means the regional office of BKPM with jurisdiction over the Company (Badan Koordinasi Penanaman Modal Daerah) or its successor.

“Business Day” means a day (not being a Saturday, Sunday or public holiday) on which banks are open for general banking business in Jakarta, Hong Kong and New York.

“Claim” means a General Claim and/or a Tax Claim.

“CO Licence” means the Cellular Operating Licence No. KP.11 of 2004 dated 15 October 2004 to use specific frequencies of the spectrum granted to the Company by the MOC pursuant to Government Regulation Number 53 of 2000 regarding the use of Radio Frequency and Spectrum and Satellite Orbit and such other similar or ancillary licences that may be granted to the Company from time to time.

“Companies Law” means Law Number 1 of 1995 of the Republic of Indonesia.

“Company” means PT Cyber Access Communications, a limited liability company incorporated in Indonesia under the Companies Law, further details of which are set out in Schedule 1.

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with clause 6.2.

“Conditions” means the conditions set out in clause 2.

“Commissioner” means a member of the board of commissioners of the Company.

“CP Satisfaction Date” means 30 April 2005 or such later date as the parties may agree.

“Current Contracts” means the contracts listed in the Disclosure Letter with reference to Warranty 10.1.9 together with the leases relating to the Properties.

“DGPT” means the Directorate General of Post and Telecommunications of the Republic of Indonesia.

“Director” means a member of the board of directors of the Company.

“Disclosure Letter” means the letter dated the same date as this Agreement from the Seller to the Purchaser setting out qualifications in relation to the Warranties as supplemented from time to time pursuant to Clause 8.1.

“Environmental Law” means Law Number 23 of 1997 of the Republic of Indonesia and all applicable decrees, ordinances, regulations and directives and other laws and all orders or instructions of any competent authority relating thereto including without limitation all laws relating to waste management and hazardous substances, the conservation of biological natural resources and ecosystems or the utilisation or protection of forest areas.

“Ericsson Contract” means the contract listed in item 1 in Schedule 8.

“Expired Contracts” means the contracts listed in Schedule 12.

“General Claim” means a claim for breach of any of the General Warranties.

“General Warranties” means the warranties given in Schedule 4.

“Government Approvals” means licences, approvals, permits consents, authorisations or registration from or with any Government Body.

“Government Body” means any federal, national, state municipal, provincial, regional or local government, government department, ministry, minister (or equivalent official) government agency, authority or instrumentality including, for the avoidance of doubt, police and military agencies.

“Intellectual Property Rights” means all inventions (whether patentable or not), design rights, database rights, copyright, moral rights, unregistered trade and service marks, logos, get-up and trade names and, in each case, the goodwill attaching to them, all Registered Intellectual Property Rights, Know-how, and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which subsist anywhere in the world.

“Know-how” means all know-how, trade secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm).

“Key Licences” means the licences held by the Company as set out in Schedule 9.

“Manpower Law” means Law Number 13 of 2003 of the Republic of Indonesia.

“MOC” means the Ministry of Communications and Information of the government of the Republic of Indonesia.

“MOLHR” means the Ministry of Law and Human Rights (formerly the Ministry of Justice) of the government of the Republic of Indonesia.

“New Articles” means the form of articles of association to be adopted by the Company in accordance with the Shareholders Agreement.

“Party” or “Parties” means a party or the parties to this Agreement.

“Properties” means the leased properties listed in Schedule 6.

“Registered Intellectual Property Rights” means all patents, utility models, registered designs, registered copyrights, plant variety rights, registered trade and service marks and domain names, together with:

(A)	the goodwill attaching to any of the foregoing;

(B)	any applications for registration and rights to grant of any of the foregoing; and

(C)	any rights or forms of protection of a similar nature to any of the foregoing anywhere in the world.

“Related Company” means any company that is a subsidiary, directly or indirectly, of Hutchison Telecommunications International Limited.

“Sale Shares” means the 383,400 ordinary shares owned by YCM in the capital of the Company of nominal value of Rp100,000 each which together constitute 60% of the total issued shares in the capital of the Company following satisfaction of Condition 2.1.1.

“Shareholders Agreement” means the shareholders agreement to be entered into on Completion by the Purchaser (or the Purchaser’s assignee), Asia Mobile, ATT and the Company in respect of the Company in the form set out in Schedule 11.

“Software” means all software used in connection with the business of the Company, including shrinkwrap software and firmware that relates to or is comprised in hardware, together with all supporting documentation and materials necessary to enable a user to make full use of the functionality of, or to administer effectively, such software and firmware.

“Specific Tax Claim” means a claim under any of paragraphs 2.1 to 2.8 of the tax covenant set out in Part III of Schedule 5.

“Taxation” or “Tax” means as defined in Schedule 5.

“Tax Claim” means any claim under the Tax Provisions.

“Tax Provisions” means the Tax Warranties and the tax covenant set out in Parts II and III respectively of Schedule 5.

“Tax Warranties” means the warranties contained in Part II of Schedule 5.

“Telecommunications Network” means the trial network installed by or on behalf of the Company in satisfaction of its obligations under the CO Licence including all equipment and facilities installed at the Properties, all core and ancillary equipment, all base transceiver stations, base station controllers, mobile switching centres, hardware, Software and websites.

“Warranties” means together the General Warranties and the Tax Warranties.

1.2	In this Agreement, except where the context otherwise requires:

1.2.1	any reference to this Agreement includes the Schedules to it each of which forms part of this Agreement for all purposes;

1.2.2	a reference to a law shall include a reference to any ministerial decree, government ordinance, regulation, directive or policy or order of any Government Body which has binding effect and in each case whether made at a national, regional, provincial, local or municipal level;

1.2.3	words in the singular shall include the plural and vice versa;

1.2.4	a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association, or to any type of partnership;

1.2.5	a reference to a clause, or Schedule shall be a reference to a clause, or Schedule (as the case may be) of or to this Agreement;

1.2.6	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

1.2.7	“affiliate” shall be construed in accordance with Law Number 8 of year 1995 of the Republic of Indonesia concerning Capital Markets (including its elucidation);

1.2.8	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”;

1.2.9	“Rupiah” or “Rp” refers to the lawful currency of the Republic of Indonesia and “bn” refers to 1,000,000,000 Rupiah and US$ or $ refers to the lawful currency of the United States of America; and

1.2.10	the contents page and headings in this Agreement are for convenience only and shall not affect its interpretation.

2.	CONDITIONS

2.1	The obligations of the Parties to implement the sale and purchase of the Sale Shares and accordingly to carry out Completion are conditional on the following Conditions being satisfied or waived on or before the CP Satisfaction Date:

2.1.1	implementation of restructuring steps resulting in the share capital structure and ownership of the share capital of the Company as set out in Schedule 3 (Post Restructuring Position), carried out in a manner and evidenced to the reasonable satisfaction of the Purchaser including with respect to payment to the Company of subscription monies of not less than Rp 60bn, the passing of all requisite resolutions of shareholders of the Company and the preparation of notarial deeds in relation thereto, requisite approvals from BKPM and MOLHR, making of relevant filings and reports with MOLHR and the company registry of the Department of Trade, and the issue of share certificates and registration in the register of shareholders of the Company of the new shares issued;

2.1.2	the amount received from ATT constituting ‘prepaid capital’ or ‘deposits for subscribed stock’ of the Company and the existing loans from Asia Mobile and PT Central Pertiwi being repaid in full;

2.1.3	a unanimous resolution of the shareholders of the Company being passed, whether in general meeting or by circular resolution, approving the transfer of the Sale Shares to the Purchaser in accordance with the requirements of the articles of association of the Company and the Companies Law;

2.1.4	BKPM approving the transfer of the Sale Shares to the Purchaser;

2.1.5	the MOC being notified of the transfer of the Sale Shares to the Purchaser;

2.1.6	(if not already submitted) the Company finalising and submitting to BKPM the investment activities report (LKPM) for the second semester of 2004 and first semester of 2003;

2.1.7	confirmation of decision No. 148/III/PMA/2004 of 30 December 2004 (in relation to the change of name of the Company’s shareholder and extension of project completion) and decision No. 17/III/PMA2005 of 16 February 2005 (in relation to the capital restructuring) of BKPMD being obtained from BKPM;

2.1.8	the Company making the necessary filings with MOLHR and registration at the company registry of the Department of Trade in relation to all matters carried out prior to the date of this Agreement that require to be so filed or registered under applicable law, including changes to shareholders, Directors and/or Commissioners under deeds 20 (15 June 2001), 2 (9 November 2001), 3 (7 January 2003) and 27 (31 March 2004) all made before notary Rachmad Umar;

2.1.9	Ministry of Manpower approval of the company regulations of the Company being obtained;

2.1.10	the special register of the Company, as required by the Companies Law, being duly prepared;

2.1.11	a deed of novation being entered into between the Seller, the Purchaser and an acquisition vehicle incorporated in The Netherlands, details of which shall be provided by the Purchaser to the Seller, novating all rights and obligations of the Purchaser under this Agreement to that vehicle and providing that the Purchaser shall not be released from its obligation to pay or cause to be paid the consideration under Clause 4;

2.1.12	the Disclosure Letter, to the extent amended or supplemented pursuant to Clause 8.1, being in form and substance reasonably satisfactory to the Purchaser on the date on which all of Conditions 2.1.1 to 2.1.11 are satisfied or waived;

2.1.13	delivery to the Purchaser of a guarantee from PT Central Pertiwi and evidence that it has been duly signed in accordance with the articles of association of the guarantor.

2.2	The Purchaser may, by written notice to the Seller, waive Conditions 2.1.6, 2.1.7, 2.1.8, 2.1.9, 2.1.10, 2.1.11 and 2.1.12 in whole or in part. Conditions 2.1.1 and 2.1.2 may be waived in whole or in part only by agreement in writing between the Seller and the Purchaser.

2.3	The Seller shall use its best endeavours to satisfy or procure the satisfaction of each of the Conditions not already satisfied or waived as soon as possible and in any event on or before the CP Satisfaction Date. In addition, the Purchaser shall use its best endeavours to satisfy Condition 2.1.11 on or before the CP Satisfaction Date.

2.4	If one or more of the Conditions:

2.4.1	remains un-satisfied on the CP Satisfaction Date and has not been waived on or before that date; or

2.4.2	becomes impossible to satisfy on or before CP Satisfaction Date and, if it is a Condition which can be waived, has not been waived within five Business Days of such Condition becoming impossible to satisfy;

this Agreement, shall automatically terminate with immediate effect and each Party’s rights and obligations shall cease immediately on termination. Such termination shall not affect the rights and obligations of the Seller or the Purchaser existing before termination.

3.	SALE AND PURCHASE

3.1	The Seller shall sell, or cause to be sold, and the Purchaser shall purchase the Sale Shares on the basis that they are sold at Completion free from any claim, option, charge, lien, equity, encumbrance or any third party rights and together with all rights attached to them at the date of this Agreement and at the date of Completion.

3.2	The Seller agrees to procure the waiver of any restrictions on transfer, including pre-emption rights, which may exist at the date of this Agreement or at the date of Completion in relation to the Sale Shares, under the articles of association of the Company or otherwise.

4.	CONSIDERATION

The consideration for the sale of the Sale Shares shall be the payment at Completion, in accordance with clause 6.2.2 (A), to the Seller of US$120,000,000 (one hundred and twenty million US dollars). The consideration shall be subject to adjustment in accordance with Schedule 7.

5.	CONDUCT OF THE BUSINESS BEFORE COMPLETION

5.1	Pending Completion, the Seller shall procure that the Company continues to carry on business in the normal course in compliance with all laws and regulations applicable to it and in substantially the same manner as its business has been carried on before the date of this Agreement, so as to maintain its business as a going concern and to ensure the continuing validity of all relevant licences including the Key Licences.

5.2	Pending Completion, the Seller shall procure that the Company takes all reasonable steps to preserve and protect its business and assets and the Seller shall notify the Purchaser in writing promptly of any adverse change in such business or assets.

5.3	Pending Completion, the Seller shall procure that, upon the Purchaser’s reasonable request, the Purchaser and any person authorised by it:

5.3.1	is given full access to all the books and records, documents, information, data and financial affairs, including the register of members and special register, minute books, contracts, customer lists, supplier lists and leases of the Company; and

5.3.2	may visit and inspect any premises of the Company and discuss the affairs, finances and accounts of the Company (as the case may be) with its officers and employees.

5.4	Pending Completion, Schedule 2 shall apply and the Seller shall notify the Purchaser immediately of any matter, circumstance, act or omission which is or may be a breach of Schedule 2.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Company at Wisma Barito Pacific, 2nd Floor, Tower B, Jl. Letjend, S. Parman Kav. 62-63, Slipi, Jakarta 11410, Indonesia, at 10a.m. on the fifth Business Day following the satisfaction or waiver of all the Conditions or at such other place or time as the Seller and Purchaser shall agree.

6.2	At Completion:

6.2.1	the Seller shall deliver or cause to be delivered to the Purchaser:

(A)	a deed of transfer transferring all of the Sale Shares in favour of the Purchaser duly executed by YCM (as the registered holder of the Sale Shares) together with share certificate(s) showing YCM as the registered holder;

(B)	evidence that the Purchaser has been registered as the holder of the Sale Shares in the register of shareholders of the Company and a share certificate in the name of the Purchaser in respect of the Sale Shares;

(C)	evidence to the Purchaser’s reasonable satisfaction of the fulfilment of the Conditions;

(D)	written resignations of all of the Directors and Commissioners in place immediately prior to Completion;

(E)	a certified copy of the minutes of general meeting of the shareholders of the Company or of a circular resolution of the shareholders of the Company:

(1)	accepting the resignations referred to in the preceding paragraph and acquitting and discharging (acquit et decharge) such persons from liabilities for the carrying out of their duties to the extent those duties have been duly discharged in accordance with legal obligations;

(2)	appointing 5 persons as Directors and 5 persons as Commissioners who are nominated by the Purchaser, such persons to be notified by the Purchaser to the Seller no less than five Business Days prior to the date of Completion;

(3)	appointing 3 person as Directors and 3 persons as Commissioners who are nominated by the Seller, such persons to be notified by the Seller to the Purchaser no less than five Business Days prior to Completion;

(4)	making such amendments as necessary so that the New Articles are the articles of association of the Company.

(F)	any power of attorney or other authority under which this Agreement or any document referred to in it is executed by the Seller;

(G)	evidence of the satisfaction or waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Sale Shares, under the articles of association of the Company or otherwise;

(H)	the Shareholders Agreement duly signed by each of Asia Mobile, ATT and the Company;

(I)	a certificate from each of the Sellers certifying that the Warranties are true and accurate in all material respects as at Completion;

(J)	certified copies of any necessary board or shareholder approvals needed for the entering into of this Agreement and consummation of the transactions contemplated herein by each of YCM, Asia Mobile and ATT.

6.2.2	the Purchaser shall deliver to the Seller:

(A)	evidence that it has irrevocably instructed its bank to pay by electronic transfer in immediately available funds for same day value to the account of the Seller, such account to be notified to the Purchaser by the Seller not less than five Business Days prior to the date of Completion, the amount referred to clause 4, such evidence to be by way of SWIFT MT103 (or comparable form) payment confirmation (and receipt of such amount in cleared funds in the nominated account before 2p.m. on the Business Day following Completion shall constitute valid discharge of the Purchaser’s obligations under Clause 4) ;

(B)	the Shareholders Agreement duly signed by the Purchaser (or the Purchaser’s assignee);

(C)	certified extract of any necessary board, managing director or shareholder approvals needed for the entering into of this Agreement and consummation of the transactions contemplated herein by the Purchaser (and the Purchaser’s assignee as the case may be).

7.	WARRANTIES

7.1	Subject to the limitations in clause 8, the Seller (for the avoidance of doubt, being each of YCM, Asia Mobile and ATT, jointly and severally) warrants and represents to the Purchaser that the Warranties are true, complete and accurate and not misleading.

7.2	Subject to the limitations in clause 8, the Seller shall procure and warrants and represents to the Purchaser that the Warranties will be true and accurate at Completion by reference to the facts and circumstances then subsisting and, for this purpose, the Warranties shall be deemed to be repeated at Completion as if any express or implied reference in the Warranties to the date of this Agreement was replaced by a reference to the date of Completion.

7.3	Where any of the Warranties is qualified by the expression “to the best of the knowledge, information and belief of the Seller” or “so far as the Seller is aware” or any similar expression, that Warranty shall be deemed to include an additional statement that it has been made after due, diligent and careful enquiry by the Seller and that the Seller has used its reasonable endeavours to ensure that all information given in the Warranty is true, complete and accurate in all material respects.

7.4	The Seller shall immediately disclose or cause to be disclosed to the Purchaser any matter or thing which arises or of which it becomes aware after entering into this Agreement which is materially inconsistent with or a material breach of any of the Warranties or which will or may be a material breach of any Warranty when the Warranties are repeated at Completion or which might render any of the Warranties materially misleading or would be material to a purchaser for value of the Sale Shares.

7.5	The Seller shall not (if a claim is made against it in connection with the sale of the Sale Shares to the Purchaser) make any claim against the Company or against any Director, Commissioner, employee, or agent of the Company on whom the Seller may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosure Letter.

7.6	Subject to the limitations in Clause 8, the Seller undertakes to indemnify and keep indemnified the Purchaser from and against all claims, liabilities, losses, costs and expenses which the Purchaser may suffer or incur or which may be made against the Purchaser either before or after the commencement of and arising out of, or in respect of, any action in connection with:

7.6.1	the settlement of any claim that any of the Warranties is untrue or misleading or has been breached;

7.6.2	any legal proceedings taken by the Purchaser claiming that any of the Warranties is untrue or misleading or has been breached and in which judgment is given for the Purchaser; and

7.6.3	the enforcement of any such settlement or judgment relating to this Agreement or its subject matter.

7.7	Subject to the limitations in Clause 8, if any of the Warranties was untrue or inaccurate at the time the Warranty was given or deemed to be repeated, the Seller shall pay or cause to be paid to the Purchaser on demand the amount the Company would require to put it into the position that it would have been in if the Warranty had been true and accurate. Without prejudice to the generality of this clause, if the value of any asset of the Company is found to be less than its value would have been if the Warranties had been true and accurate at the time they were given or deemed to be repeated or the amount of any liability of the Company is found to be greater than its amount would have been if the Warranties had been true and accurate at the time they were given or deemed to be repeated, the Seller shall pay or cause to be paid to the Purchaser on demand 60% of the difference between the actual value of such asset or amount of such liability and the value or amount which such asset or liability would have had if the Warranties had been true and accurate at the time they were given or deemed to be repeated.

7.8	Subject to the limitations in Clause 8, nothing in clause 7.7 shall limit the rights of the Purchaser to claim for any loss or damage, in contract or otherwise, in respect of any of the Warranties or under the other provisions of this Agreement, on any basis available to it.

7.9	Each Party represents and warrants to each of the other Parties that:

7.9.1	it is duly incorporated under the laws of, in the case of YCM, Labuan, in the case of Asia Mobile, Indonesia, in the case of ATT, British Virgin Islands and in the case of the Purchaser, The Netherlands;

7.9.2	it has the power to enter into and to exercise its rights and to perform its obligations under this Agreement;

7.9.3	it has taken all necessary action to authorise the execution of and, on or prior to Completion, the performance of its obligations under this Agreement;

7.9.4	the obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable;

7.9.5	neither execution nor performance of this Agreement will contravene any provision of any existing law, treaty or regulation, its articles of association or other constituent documents, or any obligation (contractual or otherwise) which is binding upon it, or upon any of its assets;

7.9.6	subject to the satisfaction of conditions 2.1.4 and 2.1.5 no consents, licences, approvals or authorisations of, exemptions by or registrations or notifications with or declarations by, any governmental or other authority in any jurisdiction are required by it with respect to the execution or performance of this Agreement; and

7.9.7	neither its execution nor its performance of this Agreement will result in the creation of, or oblige it to create or permit to subsist, an encumbrance over any of its present or future assets or revenues.

8.	LIMITATIONS ON LIABILITY

8.1	The Seller shall not be liable in respect of a General Claim or a claim in respect of the Tax Warranties to the extent that the facts and circumstances giving rise to the General Claim or claim in respect of the Tax Warranties are fully, accurately and fairly disclosed in the Disclosure Letter. The Disclosure Letter delivered to the Purchaser on the date of this Agreement may from time to time, but prior to the date of satisfaction of all of Conditions

2.1.1 to 2.1.11, be amended or supplemented by the Seller to reflect facts and circumstances which may arise subsequent to the date of this Agreement. Once notified to the Purchaser and subject to Condition 2.1.12, such amendments and/or supplements shall become part of the Disclosure Letter from the date of notification and shall qualify the Warranties as of the date of Completion.

8.2	Matters will be fully, accurately and fairly disclosed for the purposes of clause 8.1 by being described in reasonable detail in the text of the Disclosure Letter or by a general description in the Disclosure Letter together with a specific reference to the documents, copies of which have been made available to the Purchaser in the data room established for the purpose of the Purchaser’s due diligence or are annexed to the Disclosure Letter, containing full details of such matter. No other information shall be considered disclosed so as to qualify the Seller’s liability under the Warranties or Tax Provisions.

8.3	The Seller shall not be liable for any General Claim unless the Purchaser gives to the Seller written notice containing a summary of the nature of the General Claim, as far as is known to the Purchaser, on or before the date being 18 months from Completion. The Seller shall not be liable for any Tax Claim unless the Purchaser gives written notice containing a summary of the nature of the Tax Claim, as far as it is known to the Purchaser, to the Seller on or before the date being 7 years from Completion.

8.4	The Seller shall have no liability in respect of any Claim other than a Specific Tax Claim unless the aggregate amount of the liability of the Seller in respect of all Claims other than Specific Tax Claims exceeds US$1,200,000. The Seller shall have no liability in respect of any Claim other than a Specific Tax Claim unless the Claim (or the aggregate of a series of connected Claims or Claims arising out of a single set of facts or circumstances) exceeds US$100,000 provided if the thresholds in this clause 8.4 are exceeded, the Seller shall be liable for the full amount of the Claims not just the excess.

8.5	Where the Purchaser recovers, under an insurance policy or from a third party, any sum in respect of any matter or event which gives rise to a Claim such sum (less any costs and expenses incurred by the Purchaser and/or the Company in recovering the sum, the amount of any increase in premiums, including by reason of loss of no claims bonus, which directly results from the making of the relevant claim by the Purchaser under an insurance policy and any Tax attributable to or suffered in respect of the sum recovered) will reduce the amount of the Claim by an equivalent amount (if recovered before settlement or determination of the Claim) and (if recovery is delayed until after the Claim has been satisfied by the Seller) shall be repaid to the Seller as soon as practicable after it is received. For the avoidance of doubt, if the amount so recovered exceeds the amount of the Claim satisfied by the Seller the Purchaser shall be entitled to retain the excess.

8.6	Whenever any Tax Claim shall be brought pursuant to Clause 8 or liability for taxation arise pursuant to Part III of Schedule 5 in connection with an action brought by a third party, the Seller and the Purchaser shall consult and cooperate with each other regarding the response to and the defence of any such action. In any event, the Seller shall be entitled to assume the defence or to represent the interests of the Purchaser and/or the Company in respect of such action, which shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of such Purchaser and/or the Company and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that no such settlement shall be made without the prior written consent of the Purchaser, such consent not to be unreasonably withheld and that the Seller will at all times have regard to the business interests of the Company. Nothing herein shall prevent the Purchaser from retaining its own counsel and participating in its own defence at its own cost and expense.

9.	UNDERTAKINGS AND INDEMNITIES

9.1	The Seller shall use its best endeavours and the Purchaser shall provide all reasonable assistance, to procure that, prior to Completion, written confirmation in form and substance satisfactory to the Purchaser is obtained from all employees of the Company that they will continue in employment following the sale of the Sale Shares under this Agreement and will not seek to claim any compensation or severance payment under the Manpower Law by reason of the sale of the Sale Shares.

9.2	The Seller shall pay to the Purchaser an amount equal to 60% of all costs, claims, liabilities, losses and expenses which the Company may suffer or incur which are in excess of an aggregate of US$25,000 by reason of any employee(s) terminating or purporting to terminate their employment with the Company pursuant to Article 163 of the Manpower Law by reason of the transfer of the Sale Shares under this Agreement or the changes to the capital structure referred to in Clause 2.1.1.

9.3	The Seller shall procure that, without cost to the Company, the Alcatel Contract is terminated or amended such that (i) the Company is entitled to retain, for such period as it wishes without limit of time, all Equipment and Documentation (as defined therein) provided or made available to it under the Alcatel Contract prior to the date of this

Agreement, (ii) the Company is under no continuing obligation with respect to ‘Further Work’ (under and as defined in the Alcatel Contract) and (iii) the failure to give Further Work to Alcatel after the date of this Agreement has no consequence for the Company under or pursuant to the Alcatel Contract. Accordingly, the Seller shall on demand by the Purchaser pay to the Purchaser 60% of any costs, claims, liabilities, losses and expenses suffered or incurred by the Company as a result of giving effect to (i) (ii) or (iii) or arising as a result of a failure to give effect to (i) (ii) or (iii), including any amounts payable under clause 27 of the Alcatel Contract.

9.4	The Purchaser shall procure that, without cost to the Company, the Ericsson Contract is terminated or amended such that (i) the Company is entitled to retain, for such period as it wishes without limit of time, all Equipment and Documentation (as defined therein) provided or made available to it under the Ericsson Contract prior to the date of this Agreement, (ii) is under no continuing obligation with respect to ‘Further Work’ (under and as defined in the Ericsson Contract) and (iii) the failure to give Further Work to Ericsson after the date of this Agreement has no consequence for the Company under or pursuant to the Ericsson Contract. Accordingly, the Purchaser shall on demand by the Seller pay to the Seller 40% of any costs, claims, liabilities, losses and expenses suffered or incurred by the Company as a result of giving effect to (i) (ii) or (iii) or arising as a result of a failure to give effect to (i) (ii) or (iii) including any amounts payable under clause 27 of the Ericsson Contract.

9.5	The Seller undertakes to the Purchaser that it will pay to the Purchaser 60% of the amount of any claim or demand made by any shareholder, former shareholder or affiliate of any shareholder or former shareholder in respect of rental charges for lease of office space and any charges based on management or support services provided to the Company, including any charges relating to the salaries or wages paid to persons employed by or working for the Company.

9.6	The Seller shall on demand by the Purchaser pay to the Purchaser 60% of the amount of the radio frequency fee (BHP Frekwensi) payable by the Company in respect of 2004.

9.7	The Purchaser will review with the Seller the value of the services to be provided to, and the amounts payable by, the Company under the consultancy agreement between the Company and PT IBM Indonesia with commencement date in October and the supply agreement between the Company and PT CAA dated 22 November 2004. In the event that the Parties identify any material discrepancy between the value of the services and the amounts payable by the Company, the Parties shall seek, in good faith, to agree a basis on which this issue will be resolved to the mutual satisfaction of the Parties in order that the Purchaser does not bear the cost of any such discrepancy.

9.8	The Seller warrants that the trial agreement with PT Motorola dated 12 August 2004 has been terminated and that the Company has no liability thereunder.

9.9	The Seller must use its best efforts to facilitate the Company’s application for any available extension of the taxable loss carry forward benefit period to the maximum statutory allowable period.

10.	PURCHASER’S RIGHTS BEFORE COMPLETION

10.1	If before Completion:

10.1.1	the Purchaser becomes aware that any of the Warranties was at the date of this Agreement, or has since become, untrue or misleading or has been breached and such Warranty has remained untrue or misleading or such breach has not been cured by the Seller as at the date of Completion and the fact, matter or circumstance that renders such Warranty untrue or misleading or is a breach thereof, would have a material adverse effect on the financial position or business prospects of the Company; or

10.1.2	the Seller is in breach of clause 5; or

10.1.3	any event occurs which would have, or could be reasonably expected to have, or be likely to result in, a material adverse effect on the financial position or business prospects of the Company;

10.1.4	the Purchaser shall be entitled to terminate this Agreement without Completion occurring without liability to the Seller.

11.	CONFIDENTIALITY

11.1	Each Party shall use (and shall ensure that each of its affiliates shall use) all reasonable endeavours to keep confidential (and to ensure its officers, employees and agents shall keep confidential) any information which relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement) (the Confidential Information) and shall not use or disclose such information except with the consent of the other Parties.

11.2	The obligation of confidentiality under Clause 11.1 does not apply to:

(a)	the disclosure (subject to Clause 11.3) on a “need to know” basis to an affiliate of a Party where the disclosure is for a purpose reasonably incidental to this Agreement;

(b)	the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority;

(c)	the disclosure (subject to Clause 11.3) in confidence to a Party’s professional advisers of information reasonably required to be disclosed for any purpose reasonably incidental to this Agreement; or

(d)	information which is publicly available or becomes publicly available (otherwise than as a result of a breach of this Clause 11).

11.3	Each Party shall inform (and shall ensure that any affiliate shall inform) any officer, employee or agent or any professional or other adviser advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

11.4	The disclosing Party is responsible for any breach of this Clause 11 by the person to whom it is disclosed.

12.	MISCELLANEOUS

12.1	No Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge or otherwise dispose in any manner whatsoever of any of its benefits, rights or obligations under this Agreement save that the Purchaser may assign this Agreement including the benefit of the Warranties and Tax Provisions, whether before or after Completion, to any Related Company without the consent of the other Parties. In addition, the Seller agrees that it will enter into a deed of novation to novate the rights and obligations of the Purchaser under this Agreement as referred to in Clause 2.1.11.

12.2	Each of the Parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

12.3	If any provision or part of this Agreement is void or unenforceable due to any applicable law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

12.4	So far as it remains to be performed this Agreement shall continue in full force and effect after Completion. The rights and remedies of the Parties shall not be affected by Completion.

12.5	The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Sale Shares.

12.6	Any payment made by or due from the Seller under, or pursuant to the terms of, this Agreement shall be free and clear of all Taxation whatsoever save only for any deductions or withholdings required by law.

12.7	If any deductions or withholdings are required by law, or any payments made by or due from the Seller under this Agreement are liable for Taxation (whether in the hands of the Purchaser or the Company) or would have been liable for Taxation but for the utilisation of any Tax relief in respect of such liability, the Seller shall be liable to pay to the Purchaser or the Company such further sums as shall be required to ensure that the net amount received by the Purchaser or the Company will equal the full amount which would have been received under the relevant provisions of this Agreement in the absence of any such deductions, withholdings or Taxation liabilities.

12.8	The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other Party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties. No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy.

12.9	This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts together constitute one instrument.

12.10	No variation of this Agreement (or any of the documents referred to in it) shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties.

12.11	With reference to the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, no person other than the Parties to this Agreement shall have any rights to enforce its terms save that:

12.11.1	the Company or any Director, Commissioner, employee, or agent of the Company as referred to in Clause 7.5 shall be entitled to enforce and rely on that clause;

12.11.2	the Company shall be entitled to enforce its rights to receive payment, at the option of or on demand by the Purchaser of the Seller (as appropriate), under Clause 9.2, 9.3, 9.4, 9.5 and 9.6 and under the terms of Part III of Schedule 5.

13.	COSTS

The Parties shall pay their own costs in connection with the preparation and negotiation of this Agreement and any matter contemplated by it.

14.	NOTICES

14.1	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

14.1.1	must be in writing;

14.1.2	must be left at the address of the addressee or sent by reputable international courier service to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number and/or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this clause.

The relevant details of each Party at the date of this Agreement are:

YCM

Address: Unit No. 3(1) Main Office Tower, Financial Park Labuan, Jalan Merdeka 87000, Labuan, F.T. Labuan, Malaysia

Facsimile:

Attention: Geoffrey Chang Tze Weng/ Chatchaval Jiaravanon

Asia Mobile

Address: Jl. Ancol VIII No. 1, Ancol Barat, Jakarta 14430, Indonesia

Facsimile: +62 21 690 7324

Attention: Sidarta Sidik

ATT

Address: c/o Offshore Incorporations Limited, PO Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Facsimile:

Attention: Benjamin Jiaravanon

and provided that a notice given to Asia Mobile in accordance with the above will be deemed to have been given to the Seller (and accordingly to YCM and ATT) for the purposes of this Agreement.

Purchaser

Address: De Boelelaan 7 Official, 1083 HJ, Amsterdam, Netherlands

Facsimile:

Attention: Legal Department

with a copy provided to Hutchison Telecommunications International Limited at 18/F Two Harbourfront 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, facsimile: +85 2 2128 3112, attention: Legal Department.

14.1.3	for the avoidance of doubt, must not be sent by electronic mail.

14.2	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with clause 14.3 below.

14.3	Subject to clause 14.4 below, a notice is deemed to be received:

14.3.1	in the case of a notice left at the address of the addressee, upon delivery at that address;

14.3.2	in the case of a couriered notice, on the date of acknowledgement of delivery by the courier; and

14.3.3	in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

14.4	A notice received or deemed to be received in accordance with clause 14.3 above on a day which is not a Business Day or after 5p.m. on any Business Day, according to local time in the place of receipt, shall be deemed to be received on the next following Business Day.

14.5	Each Party undertakes to notify all of the other Parties by notice served in accordance with this clause if the address specified herein is no longer an appropriate address for the service of notices.

15.	GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

16.	RESOLUTION OF DISPUTES

16.1	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force which rules are deemed to be included by reference in this Clause.

16.2	All communications in the course of and during the arbitration process and proceedings shall be in the English language. The acceptance by any arbitrator of his or her appointment under this clause 16 shall be deemed to include and convey the consent and agreement of such arbitrator that the English language will be used in the arbitration process and proceedings.

16.3	The arbitrator or the board of arbitration as the case may be, shall render its award applying strict rules of law and principles consistent with the explicit terms of this Agreement and shall have the authority to include in such award a decision binding upon the Parties, enjoining them to take or refrain from taking specific action with respect to the matter in dispute or disagreement.

16.4	The award of the arbitrator or the board of arbitration shall be final and binding on the Parties and may be enforced in the courts of any country which is a party to the New York Convention Regarding Recognition and Enforcement of Foreign Arbitration Awards. The Parties hereby irrevocably and unconditionally exclude any right of application or appeal to any court in the course of any arbitration or in respect of any award made. The costs of any arbitration shall be borne in accordance with the determination or the arbitrator of the board of arbitration.

16.5	The mandate of the arbitrator or board of arbitrators duly constituted in accordance with the terms of this Agreement shall remain in effect until a final arbitration award has been issued by the arbitrator or board of arbitration. For such purpose, the Parties hereby agree that the term of the mandate of the arbitrator or board of arbitrators shall be extended for as long as necessary for the issuance of a final arbitration award as required by this clause 16.

16.6	An order of judicial acceptance or an application for enforcement of the arbitration award may be sought in any court of competent jurisdiction. Without limiting the foregoing sentence, for the purposes of enforcing any arbitration award in Indonesia only, each of the Parties hereby irrevocably elects domicile at the Clerk’s Office of the District Court of Central Jakarta (Kantor Panitera Pengadilan Negeri Jakarta Pusat).

EXECUTED on the date first stated above.
SIGNED for and on behalf of	)
YOUNG CROWN MOBILE LTD	)
)
in the presence of:	)
Signature

Print name
SIGNED for and on behalf of	)
PT ASIA MOBILE	)
)
in the presence of:	)
Signature

Print name
SIGNED for and on behalf of	)
ASIA TELECOMMUNICATION	)
TECHNOLOGY LTD	)
)
in the presence of:	)
Signature

Print name
SIGNED for and on behalf of	)
HUTCHISON	)
TELECOMMUNICATIONS	)
INTERNATIONAL (NETHERLANDS))
B.V.	)
)
in the presence of:	)
Signature

Print name

SCHEDULE 1

DETAILS OF THE COMPANY

PRIOR TO THE RESTRUCTURING

Date of approval of Deed of Establishment	:	19th December 2000

Date of last amendment to article of association	:	31st March 2004

Company Status	:	PMA

Principal Office	:	Wisma Barito Pacific Tower B, 2nd Floor, Jl. Letjen S. Parman, Kav 62-63 Slipi, Jakarta 11410

Authorised share capital	:	Rp. 8,000,000,000

Issued share capital	:	Rp. 3,900,000,000

Directors	:	Benjamin Jiaravanon Sidarta Sidik Chokchai Chintawongvanich

Commissioners	:	Sumet Jiaravanon Chatchaval Jiaravanon Eddy Susanto Zaoputra

Auditors	:	Johan Malonda, Astika & Rekan

Shareholders and numbers of shares held at
date of this Agreement	:

Authorized Capital	:	Rp. 8,000,000,000 divided into 80,000 shares, with nominal value of Rp.100,000 per share.

Issued Capital	:	Rp. 3,900,000,000 divided into 39,000 shares

Paid-up Capital	:	Rp.3,900,000,000 divided into 39,000 shares

Shareholders Composition:

PT. Asia Mobile	:	Rp. 1,989,000,000 divided into 19,890 shares

Asia Telecommunication	:	Rp. 1,911,000,000 divided into 19,110 shares

AFTER THE RESTRUCTURING (subject to approval of MOLHR in relation to capital increase and shareholding change)

Date of approval of Deed of Establishment	:	19th December 2000

Date of last amendment to article of association	:	16th February 2005 (subject to the approval of
MOLHR)

Company Status	:	PMA

Principal Office	:	Wisma Barito Pacific Tower B, 2nd Floor,
Jl. Letjen S. Parman, Kav. 62-63
Slipi, Jakarta 11410

Authorised share capital	:	Rp. 200,000,000,000

Issued share capital	:	Rp. 63,900,000,000

Directors	:	Benjamin Jiaravanon Sidarta Sidik Chokchai Chintawongvanich

Commissioners	:	Sumet Jiaravanon Chatchaval Jiaravanon Eddy Susanto Zaoputra

Auditors	:	Johan Malonda, Astika & Rekan

Shareholders and numbers of shares held at date of this Agreement (subject to the approval of MOLHR)	:

Authorized Capital	:	Rp. 200,000,000,000 divided into 2,000,000 shares, with nominal value of Rp.100,000 per share.

Issued Capital	:	Rp. 63,900,000,000 divided into 639,000 shares

Paid-up Capital	:	Rp. 63,900,000,000 divided into 639,000 shares

Shareholders Composition:

PT. Asia Mobile: Rp. 23,649,000,000 divided into 236,490 shares;

Asia Telecommunication Technology Ltd: Rp. 1,911,000,000 divided into 19,110 shares;

Young Crown Mobile Ltd: Rp. 38,340,000,000 divided into 383,400 shares.

SCHEDULE 2

CONDUCT OF THE BUSINESS BEFORE COMPLETION

Without prejudice to clause 5, pending Completion the Seller shall procure that, except as necessary to consummate the transactions contemplated herein or if the Purchaser has consented in writing (such consent not to be unreasonably withheld), the Company shall not:

1.	create, allot, issue, acquire, repay or redeem any of its share or loan capital or agree, arrange or undertake to do any of those things;

2.	give or agree to give any option, right to acquire or call (whether by conversion, subscription or otherwise) in respect of any of its share or loan capital;

3.	acquire or agree to acquire an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

4.	acquire or dispose of, or agree to acquire or dispose of, any material assets, businesses or undertakings or any material revenues or assume or incur, or agree to assume or incur, any material liability, obligation or expense (actual or contingent);

5.	pass any resolution by its members in general meeting or make any alteration to its articles of association;

6.	declare, make or pay any dividend or other distribution;

7.	enter into any contract, liability or commitment which is incapable of being terminated or consummated within 3 months or could involve expenditure or liability which exceeds US$50,000;

8.	create, grant or give any security right, mortgage, pledge, fiduciary transfer, lien, charge, assignment, hypothecation or other agreement or arrangement which has the same or similar effect to the granting of security in respect of all or any part of the undertaking, property or assets of the Company;

9.	repay (other than in the ordinary course of business) or create any borrowings or other indebtedness or obligation in the nature of borrowings (including obligations pursuant to any debenture, bond, note, loan stock or other security and obligations pursuant to finance leases);

10.	make any advance, loan or deposit of money other than in the ordinary course of business or cancel, release or assign any indebtedness owed to it;

11.	change its policies in respect of debtors and/or payment of creditors;

12.	make, or agree to make, capital commitments or expenditure save in the ordinary course of the Company’s business and subject in any event to an aggregate limit of US$50,000;

13.	lease, license or part with or share possession or occupation of any property held or occupied or which may be acquired by the Company or enter into an agreement or arrangement to do so;

14.	enter into any partnership, joint venture or other profit sharing agreement;

15.	make any material change in the management and organisation of the Company other than in connection with the resignations of the Company’s current chief executive officer and chief financial officer which will become effective on Completion;

16.	modify or terminate any rights under any of its contracts which are material to the business of the Company;

17.	initiate, settle or abandon any claim, litigation, arbitration or other proceedings or make any admission of liability by or on behalf of the Company except, in any case, in relation to debt collection in the ordinary course of the business of sums not exceeding US$50,000 for any single claim or as otherwise instructed by the Purchaser in writing;

18.	make any material change (from the point of view of the relevant employee or category of employees) in the terms and conditions of employment (contractual or non-contractual), working practices or collective agreements relating to such practices of any employee or category of employees;

19.	make any change in the remuneration of or compensation payable to or (without limitation) vary the terms of employment of or vary the duties of or dismiss any Director or Commissioner or any employee on level 4 under the salary guidelines of the Company in force at the date of this Agreement or hire or dismiss any employee other than the hiring and dismissal of employees on levels 1, 2 or 3 under the salary guidelines referred to in the ordinary course of business;

20.	appoint any attorneys, agents or sub-contractors;

21.	vary any terms of any of its policies of insurance, knowingly take any action which may invalidate any of its policies of insurance or take out any additional or replacement policies of insurance (other than renewals of the Company’s policies of insurance on substantially the same terms as those in force at the date of this Agreement);

22.	enter into any transaction with any person otherwise than at arms length and for full value;

23.	redeem or purchase its own shares or reduce its share capital;

24.	take any action or omit to take any action which is or may be a breach of or otherwise jeopardise any of the Key Licences;

25.	agree to any amendment of any of the Key Licences or to any alteration or adjustment to the frequency allocation granted to the Company; or

26.	take any action or omit to take any action which will adversely affect the Company’s ability to implement the Construction Plan and Operational Performance obligations in the CO Licence

SCHEDULE 3

POST RESTRUCTURING POSITION

Authorised Share Capital	Rp. 200,000,000,000 divided into 2,000,000 shares each having a nominal value of Rp. 100,000

Issued Share Capital	Rp. 63,900,000,000 comprising 639,000 shares each having a nominal value of Rp. 100,000 each of which has been fully paid up in cash

Shareholders and percentage of issued shares owned

PT Asia Mobile (incorporated in Indonesia)	236,490 shares comprising 37.01% of the issued share capital

Asia Telecommunication Technology Ltd (incorporated in the British Virgin Islands).	19,110 shares comprising 2.99% of the issued share capital

Young Crown Mobile Ltd (incorporated in Labuan)	383,400 shares comprising 60% of the issued share capital

SCHEDULE 4

GENERAL WARRANTIES

1.	Company Information

1.1	As at the date of this Agreement, the information in Schedule 1 is true, complete and accurate and the Seller is the owner of the shares in the capital of the Company set opposite its name free from any claim, option, charge, lien, equity, encumbrance, right of preemption or third party right.

1.2	Immediately prior to Completion, the structure of the share capital of the Company and ownership of the share capital of the Company will be as set out in Schedule 3 and YCM will be the owner of the Sale Shares free from any claim, option, charge, lien, equity, encumbrance, right of preemption or third party right. The implementation of Completion shall transfer to the Purchaser full title to the Sale Shares free from any such encumbrance.

1.3	All of the issued shares in the capital of the Company have been fully paid up and, immediately prior to Completion, all of the Sale Shares shall have been fully paid up.

1.4	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of the Company under any option or other agreement (including conversion rights and rights or pre-emption) and there are no claims, charges, mortgages, liens, equities or encumbrances of any nature on the shares of the Company or any unissued capital of the Company.

2.	Accounts

2.1	The Accounts:

2.1.1	have been prepared in accordance with generally accepted accounting principles applied in Indonesia including financial accounting standards (PSAK) issued by the Indonesian institute of accountants (IAI);

2.1.2	give a true and fair view of the financial position of the Company at the Accounts Date and of the profit and loss of the Company for the period ended on the Accounts Date;

2.1.3	save as expressly disclosed in the Accounts, are not affected by any unusual or non-recurring items and in relation to the income statement, have not been affected by any exceptional or extraordinary or non-recurring event or circumstance or any other factor rendering than unusually high or low;

2.1.4	contain an appropriate provision for all amounts of Tax payable by the Company;

2.1.5	contain all disclosures required under PSAK 7 on related party disclosures;

2.1.6	include in full all financial commitments of the Company and all liabilities and provisions required to be recognised under the accounting standards referred to above, including PSAK 57 on provisions, contingent liabilities and contingent assets.

2.2	Since the Accounts Date:

2.2.1	there has been no interruption or alteration in the nature, scope or manner of the business of the Company, which business has been carried on lawfully and in the ordinary and usual course of business so as to maintain it as a going concern;

2.2.2	there has been no event, change or occurrence which, individually or together with any other event change or occurrence has had a material adverse effect or caused a material adverse change to the financial or trading position or prospects of the Company, except as disclosed in the Disclosure Letter;

2.2.3	the Company has continued to pay its creditors in the ordinary course of business and no unusual trade discounts or other special terms have been incorporated into any contract entered into by the Company;

2.2.4	the Company has repaid all outstanding loans advanced to it by its shareholders or affiliates of its shareholders and has no other loans outstanding and any amounts received from shareholders as ‘prepaid capital’ or ‘deposits for subscribed stock’ have been repaid;

2.2.5	the Company has not acquired, sold, transferred or otherwise disposed of any material assets of whatsoever nature or cancelled or waived or released or discounted in whole or in part any debts or claims, except in each case in the ordinary course of business;

2.2.6	the Company has not realised, monetised or reduced the value of any of the assets in the balance sheet contained in the Accounts with the exception of cash at bank and other receivables and other than through amortisation of prepaid expenses in the ordinary course;

2.2.7	the Company has not incurred any capital expenditure or made any capital commitment of an amount in excess of US$50,000 or disposed of any fixed assets having a value of more that US$50,000 in aggregate;

2.2.8	the Company has not hired any employee earning an annual rate of remuneration, in excess of US$50,000 and has not altered the terms of employment of any such employee or dismissed or terminated the employment any such employee or altered the terms of employment of a material category of employees;

2.2.9	no dividends, bonuses or other distributions have been declared, approved or paid by the Company;

2.2.10	the Company has not incurred any borrowings or debts in the nature of borrowings;

2.2.11	no share or loan capital of the Company has been issued or any option or right granted over any share or loan capital of the Company or agreement entered into under which the Company is or may be required to issue any of the same save pursuant to satisfaction of Condition 2.1.1; and

2.2.12	the Company has not undergone any capital reorganization or change in its capital structure save pursuant to satisfaction of Condition 2.1.1.

2.3	As at Completion, the total net assets of the Company shall be not less than Rp 10bn.

2.4	The Company has against it no outstanding claims, liabilities or indebtedness, whether direct, indirect, contingent or absolute, accrued subsequent to the Accounts Date which are material or arising out of a breach of contract, breach of warranty, tort infringement or violation of law.

2.5	The accumulated losses of the Company at the Accounts Date are Rp. 39,578,035,017. At Completion the accumulated loss carry forward benefits relating to such accumulated losses shall still reside with the Company.

3.	Properties

3.1	The Properties represent all property occupied or used by the Company or in respect of which the Company has a lease, licence, right to use or occupy or any other interest whatsoever in any part of the world, including all base transceiver stations of the Company.

3.2	The details of the Properties and the nature of the interests held by the Company set out in Schedule 6 are true complete and accurate.

3.3	The Company does not occupy or use any office space other than office space covered by the arrangements detailed in Schedule 6.

3.4	In relation to those Properties in respect of which the Company’s interest is under a lease:

3.4.1	the key terms of the lease, including the current rent and duration of the lease, are set out in Schedule 6 and a complete and accurate copy of the lease has been made available to the Purchaser;

3.4.2	the Company has complied with the terms of the lease at all times and there is no outstanding breach of the lease by the owner;

3.4.3	no notices have been served on the Company under the lease.

3.5	The Company has obtained all approvals whether from Government Bodies or other person for the purposes of construction of any buildings, structures or erections, all of which have been made in compliance with all applicable laws and regulations, except as disclosed in the Disclosure Letter.

4.	Other Assets

4.1	The Company has no interests in any other company, partnership or business.

4.2	All facilities, equipment, assets and other elements making up or comprised within the Telecommunications Network constitute Equipment and Documentation provided or made available to the Company under and as defined in the Alcatel Contract or the Ericsson Contract. The Telecommunications Network satisfies the obligations of the Company under Clause 3.1.2 of the CO Licence.

4.3	The right to use all Software, including shrinkwrap software, is held by the Company and the Company holds all the rights necessary to use the information technology system, in the manner in which they are used or are to be used in the business of the Company save as set out in the Disclosure Letter.

4.4	All tangible assets of the Company are in good repair, regularly maintained and fully serviceable and their use by the Company complies with all applicable laws and regulations.

4.5	All agreements (including any correspondence, supplementary or ancillary agreements that amend or vary, or purport to amend or vary, the same) relating to the supply and maintenance of the Telecommunications Network are described in Schedule 8 (“Vendor Agreements”) and full, complete and accurate copies of the same have been provided to the Purchaser. All of the Vendor Agreements are valid, binding and enforceable between the respective parties thereto.

4.6	All terms and conditions of each of the Vendor Agreements have been fully complied with and there are and have been no breach of or claim arising from any of such terms and conditions.

5.	Licences

5.1	The details of the licences set out in Schedule 9 are complete and accurate (the “Key Licences”).

5.2	The Key Licences are valid and in full force and effect and are held by the Company in its own right pursuant to applicable laws and regulations and:

5.2.1	the Company has complied at all times with the terms and conditions and requirements under the Key Licences and applicable laws and regulations and is not in default or breach thereunder save as set out in the Disclosure Letter;

5.2.2	there are no circumstances of which the Seller is aware which may result in any of the Key Licences being revoked or not renewed in the ordinary course including as a result of or following the transfer of the Sale Shares to the Purchaser;

5.2.3	the Company shall, upon payment of the relevant fee (BHP frekwensi) be entitled to receive a radio station licence (ijin stasiun radio) based on the approval referred to in paragraph 3 of Schedule 9 and the Seller is not aware of any reason as a result of which the Company would be unable to obtain the radio station licence from the DGPT based on the allocation of frequency granted to the Company under the CO Licence;

5.2.4	the copies of the Key Licences which are appended to the Disclosure Letter conform with the originals.

5.2.5	The Company has complied with the requirement applicable in connection with the CO Licence to procure a bank guarantee in favour of the MOC in the amount of Rp.10bn and has placed that amount of cash on deposit with Bank Mandiri.

5.3	All other Government Approvals required by the Company to enable it to carry on its business in compliance with applicable laws and regulations (including a limited importer identification number (angka pengenal importer terbatas)) have been obtained, are in full force and effect, the Company is not in breach of or default under any such Government Approvals and the Seller is not aware of any fact matter or circumstance which might affect the validity or existence of any such Government Approvals and, subject to satisfaction of the Conditions, implementation of this Agreement will not breach any such Government Approvals, except as disclosed in the Disclosure Letter.

6.	Trade Marks and Intellectual Property Rights

6.1	The Company does not own any Intellectual Property Rights.

6.2	The Company does not use, or require for its business as currently carried on, any Intellectual Property Rights. The Company has the rights to use all Software as currently used in the business and activities of the Company save as set out in section 4.2 in the Disclosure Letter.

6.3	No person has infringed, is infringing or is threatening to infringe any Intellectual Property Rights of the Company. Nothing the Company has done or omitted to do is an infringement of any other party’s Intellectual Property Rights.

6.4	To the best of the Seller’s knowledge, all material Know-how needed for the carrying on of the business of the Company is owned by the Company.

7.	Employees

7.1	Accurate particulars of the employees of the Company are attached to the Disclosure Letter including details of wage or salary, other categories of benefits received, age, date of commencement, notice period, location and whether each employee is a contract employee or permanent employee for the purposes of the Manpower Law.

7.2	There is no existing or threatened or pending industrial dispute between the Company and any of its employees and there has been no such disputes in the two year period prior to this Agreement.

7.3	Apart from the transactions contemplated under this Agreement, no circumstances have arisen under which the Company is required to pay, or is likely to be required to pay any severance payment, service payment or compensation payment under the Manpower Law or whereby the termination, or purported termination, of employment of any employee made by the Company at any time will not be considered effective by the relevant Government Body.

7.4	The Disclosure Letter contains (or identifies documents containing) details of the terms of employment of any person employed in an executive or managerial capacity, including any person whose employment cannot be lawfully terminated by giving at least 3 months notice or whose gross remuneration is greater than US$50,000 per annum. The Company does not pay or provide and is not obliged to pay or provideany benefits to any current or former Director or Commissioner or any member of their family.

7.5	The Company has at all times materially complied with the Manpower Law and all other laws related to employment matters, with the terms of employment of each employee and with the Company regulations.

7.6	The Company has registered all of its employees in the basic social security program of PT Jamsostek and has made all payments and contributions required thereunder in accordance with the requirements of prevailing laws and regulations.

7.7	Other than as referred to in paragraph 7.5 or as disclosed in the Disclosure Letter, the Company does not contribute to and has no obligation to any person to provide that person with any benefit in the nature of, or to make any contribution to, a pension or superannuation arrangement or life or health insurance of any form.

7.8	There are no share option or share incentive or similar schemes for any employees or Directors or Commissioners of the Company.

8.	Litigation

8.1	The Company is not engaged whether as plaintiff or defendant or otherwise in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, complaint, grievance, proceeding, enquiry, arbitration or administrative or criminal proceedings or any proceedings before any tribunal or Government Body (other than actions by the Company for recovery of debts owing to it in the ordinary course) including any appeals or similar applications for review and no such matter is pending or, so far as the Seller is aware, is threatened by or against any person against or by the Company.

8.2	There is no unsatisfied judgement or court order outstanding against the Company.

9.	Corporate Matters

9.1	The Company has been duly incorporated and is validly existing and is not in bankruptcy, receivership or liquidation, it has taken no steps to enter into bankruptcy and no petition has been presented for its bankruptcy and no receiver or manager has been appointed with respect to the Company or distress, execution or process levied on any part of its business or assets.

9.2	A copy of the articles of association of the Company which is accurate and complete in all respects taking into account all amendments made prior to the date of this Agreement has been provided to the Purchaser.

9.3	The register of members, special register and all other books of the Company required to be maintained by it under applicable laws, and all accounting books and records, are up to date and contain proper records of all matters required to be dealt with therein and are in the possession and control of the Company.

9.4	The Company has made all returns, filings and reports required to be made by it to any Government Body including at the company registry of the Department of Trade, BKPM and MOLHR, except as disclosed in the Disclosure Letter.

10.	Commercial matters.

10.1	The Company is not a party to:

10.1.1	any contract not made in the ordinary course of business;

10.1.2	any contracts for the purchase of materials, supplies or equipment which is in excess of the requirements of the Company for its normal operating purposes;

10.1.3	any sales agency, distribution, marketing, purchasing or licensing agreements other than those entered into in the ordinary course of business;

10.1.4	any joint venture or partnership or profit sharing arrangement or agreement;

10.1.5	any agreement under which the other party will have any additional rights (including the right to terminate), or the Company any additional obligations, as a result of the transfer of the Sale Shares to the Purchaser;

10.1.6	any sale or purchase option or agreement for the sale and purchase of any asset used by the Company in carrying on the business, except as disclosed in the Disclosure Letter;

10.1.7	any contract or arrangement under which the Company guarantees, grants an indemnity in respect of or grants security for the obligations of any other person;

10.1.8	any contract which cannot be terminated on a minimum of 12 months notice or which involves expenditure by the Company or payment to the Company of an amount in excess of US$ 50,000 in any twelve month period, except as disclosed in the Disclosure Letter;

10.1.9	any contract that, in accordance with the express provisions of the contract, may result in the Company having to make payment other than as consideration for goods or services received by the Company, whether by way of liquidated damages, early termination fee, compensation for not awarding further work or otherwise, save as set out in the Disclosure Letter;

10.1.10	any tender or contract proposal which could, without further action on the part of the Company, become a contract binding on it falling into one of the categories above.

10.2	There are no loans, guarantees, pledges, mortgages, charges, liens, debentures, encumbrances or unusual liabilities given or made by the Company and no person has given any guarantee of or security for any overdraft, loan or loan facility granted to, or obligation or liability of, the Company including any bank guarantee provided pursuant to the terms of any licence granted to the Company, except as disclosed in the Disclosure Letter.

10.3	The Company has no outstanding obligation for the payment or repayment of money in respect of monies borrowed or raised, under any loan securities issued by the Company, the acquisition cost of assets or services to the extent payable after the time of acquisition or possession, or rental payments under any hire purchase or lease of movable asset. The Company does not have any subsisting encumbrance, mortgage, charge, pledge, fiduciary transfer or any other arrangement having a similar effect, over any of its assets or revenues, except as disclosed in the Disclosure Letter.

10.4	The Company has no contracts or arrangements with, and does not for the purposes of its business require the provision of any goods or services to the Company, by any shareholder or affiliate of any shareholder. The Company has no liability to any shareholder or any affiliate of any shareholder of the Company, except as disclosed in the Disclosure Letter. The agreements referred in the Disclosure Letter with reference to Warranty 10.1.9 between PT Charoen Pokphand Indonesia (‘CPI’) and PT Telekomunikasi Indonesia and CPI and PT Griya Idola are in the process of being transferred to the Company and until such time as these agreements are transferred to the Company so that it holds all rights and benefits under them, CPI shall continue to make the rights and benefits under those contracts available to the Company on the same basis as they have been to date.

10.5	The Company has not provided or advanced any funds to any party by way of loan, including to any affiliate of the Company, any shareholder of the Company or any affiliate of any shareholder of the Company which is outstanding and no such party is indebted to the Company in any way.

10.6	The Company is not in default under any material provision of any contract or agreement to which it is a party or by which it is bound where the default would have a material adverse effect on the financial position of the Company.

10.7	No party to any material contract with the Company (including the Current Contracts) is in breach of that contract and the entering into and implementation of this Agreement will not give rise to any change to any material provision or termination of such a contract (or give the other party to that contract the right to require any such change or termination) or in any way affect the validity, enforceability or legality of any such contract.

10.8	The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting the freedom of the Company to carry on any line of business or transfer or move any of its assets or operations.

10.9	Each of the Expired Contracts has been lawfully terminated and the Company has no outstanding or undischarged liabilities or obligations under any of the Expired Contracts. Each of the Current Contracts is in full force and effect and full details of the payment obligations of the Company in accordance with those contracts (including in the event such contract is terminated in accordance with its terms) are set out in section 10.1.9 of the Disclosure Letter.

11.	Compliance

11.1	The Company has at all times complied with applicable material laws and regulations and has not received any notice of any alleged breach of any such laws.

11.2	Without prejudice to the generality of paragraph 10.1, the Company has complied with all material requirements of Environmental Law except as disclosed in the Disclosure Letter and the Company has no liability under or with reference to any Environmental Law.

12.	Insurances

The Company does not have any insurance over its assets or operations.

13.	Information

13.1	The copies of all documents and information provided or made available to the Purchaser or any person on behalf of the Purchaser are complete and accurate and so far as the Seller is aware is not misleading by omission.

13.2	So far as the Seller is aware, all information relating to the Company which is material to be known by a purchaser for value of the Sale Shares has been disclosed to the Purchaser.

SCHEDULE 5

TAX PROVISIONS

PART I - DEFINITIONS

In addition to those in clause 1, the following definitions apply in this Schedule:

“Liability for Taxation” includes:

(A)	a liability of the Company to make a payment in respect of any Taxation; and

(B)	the utilisation of any Tax relief arising after Completion in circumstances where, but for such utilisation, a liability for Taxation mentioned in A above would have arisen in respect of which the Company would have been able to make a claim under this Agreement.

“Taxation” or “Tax” means all forms of tax, duty, rate, levy, charge or other imposition or withholding whenever and by whatever authority imposed and whether of the Republic of Indonesia or elsewhere, including (without limitation) income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation or corporate income tax, value added tax, withholding tax, customs duties, excise duties, stamp duty, payroll tax or tax payable in respect of payments to employees, together with any interest, surcharge, penalty or fine in connection with any taxation and regardless of whether any such taxes, duties, rates, levies, charges, imposts, withholdings, interest, penalties or fines are chargeable directly or primarily against or attributable directly or primarily to the Company or any other person and whether any amount in respect of any of them is recoverable from any other person.

Any reference to income, profits or gains earned, accrued or received in this Agreement shall include income, profits or gains deemed to have been earned, accrued or received for the purposes of any taxation.

PART II - TAX WARRANTIES

1.	Except as disclosed in the Disclosure Letter, the Company has properly and punctually made all returns and provided all other information required for the purposes of Taxation or otherwise required by the Indonesian Tax Office.

2.	Except as disclosed in the Disclosure Letter, the Company has duly and punctually paid or accounted for all Taxation due to be made, paid or accounted for by it before the date of this Agreement, and has taken steps in an attempt to obtain any repayment of or relief from Taxation available to it.

3.	The Company has not received any notice from the Indonesian Tax Office notifying it of any disputed return or amount of Tax outstanding which should have been prior to the date of such notice.

PART III - TAX COVENANT

1.	Subject to the provisions of this Schedule and to the liability limitations set out in Clause 8 of this Agreement (save that the Disclosure Letter shall not qualify liability under this Part III), the Seller covenants with the Purchaser that it will pay to the Purchaser an amount equal to 60% of any Liability for Taxation which has arisen or may arise wholly or partly:

1.1	in respect of or in consequence of any act, omission or event occurring or deemed to occur on or before Completion (including, without prejudice to the generality of the foregoing, the satisfaction of any of the Conditions and the execution or performance of this Agreement); or

1.2	in respect of income, profits or gains earned, accrued or received on or before the Completion.

and the amount of any costs and expenses incurred by the Purchaser in connection either with any such liabilities for Taxation or with any claim therefore, or in taking or defending any action under this Agreement.

2.	Subject to the liability limitations set out in Clause 8 of this Agreement other than those in Clause 8.4 which do not apply to a Specific Tax Claim (and save that the Disclosure Letter shall not qualify liability under this Part III), the Seller covenants with the Purchaser that it will pay to the Purchaser an amount equal to 60% of any liability for taxation in connection with:-

2.1	failure to pay the full amount of income tax required in respect of employees of the Company for fiscal year 2004;

2.2	withholding tax on any deemed interest payments in respect of the prepaid capital provided by ATT;

2.3	withholding tax on service fees paid to Albany-System (Singapore) Pte. Ltd;

2.4	withholding tax on amounts of expenses not accurately reflected in previous tax returns;

2.5	payments in respect of VAT on rentals for apartments and vehicles provided to employees not being creditable against the Company’s liability for VAT;

2.6	VAT payable in respect of fees paid to the Company not being correctly self-assessed;

2.7	VAT invoices of the Company not being considered valid or creditable;

2.8	transactions with, payments made to or services provided by shareholders of the Company and affiliates of shareholders of the Company (including PT Charoen Phokphand Indonesia and any of its affiliates) including withholding tax arising in respect thereof.

3.	Subject to the limitations in Clause 8 of this Agreement other than those in Clause 8.4 which do not apply to a Specific Tax Claim (save that the Disclosure Letter shall not qualify liability under this Part III), any amount to be paid by the Seller under this part shall be payable on demand by written notice from the Purchaser notifying the Seller that it has a liability for a determinable amount under this Part III.

PART IV – LIMITATIONS

Notwithstanding the covenant in Part III above, the Seller shall not be liable for a Liability for Taxation:

1.	to the extent that specific provision or reserve has been made for it in the Accounts; and

2.	if it has arisen in and relates to the ordinary course of trade of the Company since the Accounts Date.

PART V - EXPERT DETERMINATION

1.	If the Seller and the Purchaser cannot agree on any amount to be paid by the Seller under Part III within 60 Business Days of notification by the Purchaser under paragraph 3 of Part III then either the Seller or the Purchaser may refer the matter to an independent expert with the request that the expert make a decision on the disagreement as soon as practicable after receiving any submission from the Seller and the Purchaser which shall be submitted as soon as practicable and within 30 Business Days of the expert being appointed.

2.	The expert shall be a person with over 15 years experience in Indonesian taxation matters agreed by the Seller and the Purchaser or if they do not reach agreement on the person to be appointed within 10 days of the matter being referred by one of the Parties, an independent party having the stipulated expertise and experience appointed by the President of the Indonesian Institute of Accountants at the request of either Party.

3.	The decision of the expert is to be conclusive and binding on the parties in absence of manifest error.

4.	Unless the expert makes a determination regarding costs, the Seller and the Purchaser each agrees to pay one half of the expert’s costs and expenses in connection with the reference.

5.	The expert is appointed as an expert and not as an arbitrator.

6.	The procedures for determination are to be decided by the expert in his absolute discretion.

7.	The procedure in this Part V shall apply only in respect of claims made in respect of the Tax Provisions. All other disputes arising under this Agreement shall be determined in accordance with clause 16.

SCHEDULE 6

DETAILS OF PROPERTIES

1.	Office Lease Agreement

A lease agreement between the Company and PT Griya Idola, dated 22 June 2004, for the lease of office space at Wisma Barito Pacific, 1st floor, Tower B, Jl. Letjen S. Parman, Kav. 62-63, Slipi, Jakarta.

2.	Space Rental Agreements for the Installation and Placement of Base Transceiver Stations.

No.	Landlord/Owner	Reference	Location	Term
1.	PT Griya Idola	PKS.0001/DKI- RSA/PP- 005/VIII/2004	Wisma Barito Pacific, Jl. Letjen S. Parman, Kav.62-63, Slipi, Jakarta	15 July 2004-14 July 2005

2.	PT Radio Attahiriyah	PKS.0002/DKI- RSA/PP- 005/VIII/2004	Radio Attahiriyah, Kampung Melayu Kecil III No. 40, Tebet, Jakarta	1 August 2004-31 July 2009

3.	PT Sentraria Petamburan Hotel	PKS0003/DKI- RSA/PP- 000/VIII/2004	Hotel Petamburan, Jl. K.S. Tubun No. 10A, Jakarta	23 August 2004-22 August 2009

4.	PT Pudjiadi Prestige Tbk.	PKS0004/DKI- RSA/PP- 007/VIII/2004	Apartment Senopati, Jl. Senopati No. 41, Blok I, Kav. 41, Jakarta	1 August 2004-31 July 2009

5.	PT Bogarasa Aditama	PKS0005/DKI- RSA/PP- 009/VIII/2004	Gran Mahakam Hotel, Jl. Mahakam I No. 6, Jakarta	16 August 2004-15 August 2009

6.	PT Hotel Sahid Jaya International Tbk	PKS0006/DKI- RSA/PP- 014/IX/2004	Sahid Jaya Hotel, Jl. Jend. Sudirman, Jakarta	1 September 2004-15 August 2009

7.	Badan Perencanaan Pembangunan Nasional RI	PKS0007/DKI- RSA/PP- 018/IX/2004	Gedung Bappenas, Jakarta	1 September 2004-31 August 2009

8.	PT Patrindobuana Sentrajaya	PKS008/DKI- RSA/PP- 017/VIII/2004	Ruko Binatu, Petojo, Jakarta	2 August 2004-1 August 2009

No.	Landlord/Owner	Reference	Location	Term
9.	Perhimpunan Penghuni Wisma Staco	PKS0009/DKI- RSA/PP- 003/VIII/2004	Wisma Staco, Jl. Casablanca Kav. 18, Jakarta	25 July 2004-24 July 2009

10.	Perhimpunan Penghuni Rumah Susun Hunian Kondominium Kintamani	PKS0010/DKI- RSA/PP- 002/VIII/2004	Tower A Kondominium Kintamani Jalan Prapanca Raya, Jakarta 12720	1 August 2004-31 July 2009

11.	PT Ericsson Indonesia	PKS0011/DKI- RSA/PP- 000/V/2004	Wisma Pondok Indah, Jl. Sultan Iskandar Muda V TA, Jakarta 12310	24 April 2004-23 April 2005

12.	PT Pratama Mitra Sejati	PKS0012/DKI- RSA/PP- 000/V/2004 and 055/SR- JG/PMS/IX/ 2004	Wisma Tugu Raden Saleh, Jl Raden Saleh No. 44, Jakarta 10330. Lantai atap,	1 September 2004-31 August 2014

13.	PT Purosati Ekatama	PKS0013/DKI- RSA/PP- 000/V/2004 and 001/HMA/ LM/VIII/04	Hotel Maharaja, Jl Kapten Piere Tandean No. 1 Jakarta	1 August 2004-31 July 2009

14.	Sekolah Lanjutan Tingkat Pertama 70	PKS0014/DKI- RSA/PP- 015/IX/2004	SLTPN 70, Jl. Awaludin II/IV, Kelurahan Kebon Melati, Tanah Abang, Jakarta Pusat	1 September 2004-31 August 2009

15.	PT Mustika Ratu Centre	PKS0015/DKI- RSA/PP- 010/IX/2004	Gedung Graha Mustika Ratu, Jl. GatSu Kav. 74-75, Jakarta 12870	23 August 2004-22 August 2009

16.	PT Mitrapermata Indah	PKS0016/DKI- RSA/PP- 019/IX/2004	Plaza Permata Jl. M.H. Thamrin No. 57 Jakarta 10350	9 September 2004-8 September 2009

17.	PT Televisi Republik Indonesia (Persero)	PKS0017/DKI- RSA/PP- 008/IX/2004	PT Televisi Republik Indonesia	12 August 2004-11 August 2006

No.	Landlord/Owner	Reference	Location	Term
18.	PT Pasaraya Tosersajaya	PKS0018/DKI- RSA/PP- 016/X/2004	Gedung Pasaraya Manggarai, Jl. Sultan Agung No. 1 Jakarta	1 September 2004-31 August 2009

19.	PT Prabu Budi Mulya	PKS0019/DKI- RSA/PP- 011/X/2004	Hotel Holiday Inn Crowne Plaza	1 September 2004-31 August 2006

20.	PT Sucofindo	PKS0020/DKI- RSA/PP- 016/X/2004	Graha Sucofindo Tomang, Jl. LetJend S. Parman No. 102, Jakarta Barat	1 September 2004-31 August 2009

21.	PT Central Pertiwi	PKS0021/DKI- RSA/PP- 020/XI/2004	Jl Ancol Barat VIII No. 1 Kel. Ancol, Kec. Pademangan, JakUt	29 December 2004-28 December 2009

SCHEDULE 7

COMPLETION ADJUSTMENTS

Definitions

In this Schedule, in addition to those set out in Clause 1, the following definitions shall apply:

“Completion Accounts” means the balance sheet of the Company as at the close of business on the date of Completion prepared in accordance with International Financial Reporting Standards reflecting the format of and line entries in the pro-forma balance sheet in Schedule 10 and, with respect to the matters referred to there, in accordance with paragraph 11 of this Schedule.

“Net Asset Value” means the value of the Company’s recognised assets less the value of its recognised liabilities and provisions for liabilities and charges, determined in accordance with the Completion Accounts.

Consideration Adjustment

1.	The Seller shall be entitled to receive from the Purchaser, by way of an adjustment to the amount of the consideration paid by the Purchaser under Clause 4, 60% of the amount by which the Net Asset Value is greater than zero. If the Net Asset Value is less than zero the Seller shall be required to repay to the Purchaser 60% of the amount by which the Net Asset Value is less than zero.

2.	Any additional consideration payable by the Purchaser or any sum repayable by the Seller under paragraph 1 of this Schedule shall become payable on the third Business Day after final agreement or determination under this Schedule of Net Asset Value and shall be paid in cash by transfer to the account of the receiving Party to be notified to the paying Party on the date of final agreement or determination under this Schedule of New Assets Value.

Preparation of Completion Accounts

3.	The Purchaser shall procure that the draft Completion Accounts are prepared as soon as practicable after Completion by a firm of accountants selected by Purchaser. With effect from the date of this Agreement, the Seller shall provide (and procure that the Company’s auditors provide) all reasonable assistance to enable the Purchaser to prepare the draft Completion Accounts as soon as possible after Completion.

4.	The draft Completion Accounts shall be delivered to the Seller within 21 days of Completion. The Seller together with the existing auditors shall review the draft Completion Accounts.

5.	The Seller shall notify the Purchaser in writing within 7 days of receipt of the draft Completion Accounts stating whether the Seller agrees with the draft Completion Accounts. In the case of disagreement, the Parties shall (in conjunction with their respective accountants) meet and discuss any differences and seek to reach agreement upon such adjustments (if any) to the draft Completion Accounts in order to put the document in final form.

6.	If the Purchaser and the Seller fail for any reason to resolve all matters in dispute within a further period of 7 days after notification in writing by the Seller the matters in dispute shall be referred for resolution on the application of either the Seller or the Purchaser to an independent accountant being a partner in one of the four major internationally recognised chartered accountants to be appointed (in default of nomination by agreement between the Seller and the Purchaser within a further 7 days) by the president (or equivalent officer) of the Indonesian Institute of Accountants (IAI) (Expert Accountant). In giving his decision, the Expert Accountant shall state what adjustments (if any) are necessary to the draft Completion Accounts which shall, subject to and following any such adjustments, comprise the Completion Accounts for the purposes of this Agreement.

7.	If there is a referral to an Expert Accountant, the Seller and the Purchaser shall each prepare a written statement on the matters in dispute which, together with any relevant documents, shall be submitted to the Expert Accountant and the Expert Accountant shall be entitled to require the Parties and their respective accountants to attend a meeting to discuss the matters in dispute and to raise enquiries of them about any matters which the Expert Accountant considers relevant.

8.	The Purchaser and the Seller shall use all reasonable endeavours to procure that the Expert Accountant is given all such assistance and access to documents and other information as he may reasonably require in order to make his decision.

9.	The Expert Accountant shall be requested to give his decision on matters in dispute within 14 days of the date of his appointment. Save in the case of fraud or manifest error the decision by the Expert Accountant shall be final and binding on all concerned and shall be given by the Expert Accountant acting as an expert and not as an arbitrator.

10.	The costs of the Expert Accountant shall be borne by the Seller and the Purchaser in equal amounts.

Treatment of specific cost items

11.	To the extent that any of the following items, which have been accrued prior to the date of this Agreement, have not been settled by the Company at Completion, they will be included as liabilities in the Completion Balance Sheet:

Description	Amount
Payments due to Albany-System for services	US$	50,000
Payments due to Infracell Nusatama for services	US$	15,810
Payments due to Elabram Systems for services	US$	21,000
BTI Consultants Indonesia for executive search services	Rp	72,500,000
PT Mitra Integrasi Informatika for services	RP	20,000,000
PT Central Pertiwi site rental contract	Rp	35,000,000
PT Indoexchange for web design	Rp	35,000,000
PT Griya Idola security deposit for lease	US$	54,864

Tax on payments

12.	The adjustment payments to be made by one Party to the other Party (‘the Recipient’) under this Schedule 7 shall be free and clear of all Taxation and withholdings save only for any deductions required by law. If any deductions or withholdings are required by law the Party making such payment shall be liable to pay such further sums to the Recipient as shall be required to ensure that the net amount received by the Recipient will equal the full amount which would have been received in the absence of any such deductions or withholdings.

SCHEDULE 8

VENDOR AGREEMENTS

1.	Pilot Project Mobile Network Procurement Agreement between Company and PT Ericsson Indonesia, dated 16 June 2004;

2.	Pilot Project Mobile Network Procurement Agreement between Company and PT Alcatel Indonesia and Alcatel CT, dated 14 June 2004;

3.	Supply Agreement between PTCAA and Company, dated 22 Novemeber 2004; and

4.	Software License Agreement between Metapath Software International Limited and Company dated 31 December 2004.

5.	Leased circuit rental agreement between the Company and PT Telekomunikasi Indonesia dated 11 November 2004 (agreement no. 1932184)

SCHEDULE 9

KEY LICENCES

1.	Cellular Operating Licence No.KP 11 dated 15 October 2004.

2.	Grant of National Destination Code, Signalling Point Code and International Signalling Point Code to PT CAC (DGPT Letter 398/PT-003/TEL/DJPT/2004) dated 15 March 2004.

3.	Radio Frequency Approval (Dgpt Letter 629/3.2/Ditfrek/VIII/04) 24 August 2004.

SCHEDULE 10

PRO_FORMA BALANCE SHEET

Balance Sheet Guidelines at Closing

(Expressed in Rupiah full amount unless otherwise stated)

At date of Transaction Closing
Current Assets

Interest receivables from Bank	Greater than zero
Cash & Cash equivalent	Greater than zero
Operational Advance	Zero
Prepaid Expenses	Greater than Rp1,380,000,000
Prepaid Tax	Greater than Rp567,395,641

Non-Current Assets

Fixed Asset (Carrying Value-Accumulated Depreciation)	Greater than Rp950,000,000
Time Deposit	Greater than or equal to Rp10,000,000,000
Deferred Tax Assets	Greater than Rp259,237,463

Liabilities

Taxes Payable	Less than Rp825,106,551
Accrued Expenses	zero or offset by an equivalent amount of cash balance
Other Payable	zero
Due to Related Parties	zero
Liability for employee benefits	Less than Rp1,057,699,846
Defered Tax Liabilities	zero

Shareholder’s Equity

Capital Stock	Equal to Rp63,900,000,000
Advance for paid-in capital	zero

Net Asset	Greater than or equal to Rp10,000,000,000

SCHEDULE 11

SHAREHOLDERS AGREEMENT

DATED

(1) PT Asia Mobile

(2) Asia Telecommunication Technology Ltd.

(3) [HTIL Dutch Subsidiary]

(4) PT Cyber Access Communications

SHAREHOLDERS’ AGREEMENT

THIS AGREEMENT is made on

BETWEEN:

(1)	PT Asia Mobile, a limited liability company duly established and validly existing under the laws of the Republic of Indonesia with its principal office at JL. Ancol VIII No. 1, Ancol Barat, Jakarta 14430, Indonesia (“PT AM”);

(2)	Asia Telecommunications Technology Ltd, an international business company duly established and validly existing under the laws of the British Virgin Islands with its principal office at c/o Offshore Incorporations Centre, PO Box 957 Road Town, Torlola, British Virgin Islands (“ATT” and together with PT AM, the “PT AM Party”, who enter into this Agreement on a joint and several basis and on the basis described in Clause 12.5);

(3)	[Hutchison Dutch Subsidiary], a company duly organised and validly existing under the laws of the Netherlands, with its registered office at [*] (“Hutchison”); and

(4)	PT Cyber Access Communications, a limited liability company, duly established and validly existing under the laws of the Republic of Indonesia with foreign investment (PMA) status with its principal office at Wisma Barito Pacific, 2nd Floor, Tower B, Jl. Letjend, S. Parman Kav, 62-63 Slipi, Jakarta 11410, Indonesia (the “Company”).

RECITALS:

A.	On the date hereof the Company has an authorised share capital of Rp. 200bn divided into 2,000,000 Shares of Rp. 100,000 each. Six hundred and thirty-nine thousand (639,000) Shares of such authorised share capital have been issued and fully paid and are owned as to 236,490 Shares or 37.01% of the issued share capital by PT AM and as to 19,110 Shares or 2.99%, by ATT. Three hundred and eighty-three thousand four hundred (383,400) Shares of such authorised share capital have been issued and fully paid and have been acquired by and are owned by Hutchison and represent 60% of the issued share capital of the Company.

B.	The Parties wish to enter into this Agreement to regulate their rights and obligations as shareholders of the Company and the manner in which the Company will be managed and operated.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

In this Agreement (including the Recitals and Schedules), the following definitions shall apply unless the context requires otherwise.

“Affiliate” means, in relation to any person, a subsidiary or any holding company of such person and any subsidiary of any such holding company.

“Annual Business Plan” means the annual business plan adopted by the Board of Directors pursuant to Clause 4.

“Arbitration Notice” is defined in Clause 28.1.

“Articles of Association” means the articles of association of the Company as agreed by the Shareholders pursuant to this Agreement, as these may be altered, added to or amended from time to time in accordance with the provisions of this Agreement.

“Auditor” means [    ] or such other Indonesian registered accountant affiliated with a big five international accounting firm which is nominated by Hutchison as the auditor of Company from time to time.

“Authorised Sum” means US$50,000,000 (or Rupiah equivalent at the Reference Exchange Rate).

“BKPM” means the Badan Koordinasi Penanaman Modal (Capital Investment Coordinating Board) of Indonesia and “BKPMD” means the regional office of BKPM with jurisdiction over the Company (Badan Ko-ordinasi Penanaman Modal Daerah) or its successor.

“Board of Commissioners” means the Board of Commissioners (Dewan Komisaris) of Company.

“Board of Directors” means the Board of Directors (Dewan Direksi) of the Company.

“Business” means the exploitation within Indonesia of the radio spectrum granted to the Company under the CO Licence including the construction and development of network and associated IT and other infrastructure (through outsourcing or otherwise) and the provision of services under the CO Licence.

“Business Day” means any day on which banks in Hong Kong, Thailand and Indonesia are officially open for business generally except for Saturday and Sunday and, in the case of a payment of US$ or the calculation of a Reference Exchange Rate only, any day on which banks in New York are open for business generally except for Saturday and Sunday.

“Business Plan” means the Original Business Plan and thereafter each Annual Business Plan as amended from time to time in accordance with this Agreement.

“Change of Control” means any transaction or event whereby any person acquires Control of PT AM or any person who previously had Control of PT AM ceases to have Control of PT AM provided that where, notwithstanding such transaction or event, Control continues to be held by any Affiliate of the person who had Control prior to such transaction or event, this shall not be a Change of Control.

“CO Licence” means the Cellular Operating Licence No. KP.11 of 2004 dated 5 October 2004 to use specific frequencies of the spectrum granted to the Company by the MOC pursuant to Government Regulation Number 53 of 2000 regarding the use of Radio Frequency and Spectrum and Satellite Orbit and such other similar or ancillary licences that may be granted to the Company from time to time.

“Commissioner” means a member of the Board of Commissioners.

“Company Group” means the Company and its subsidiaries for the time and “Company Group Member” means any of them.

“Control” means in relation to a company (i) owning shares which comprise more than 50% of the shares in that company having the right to vote, or (ii) having the ability to appoint a majority of the board of directors (and where the company is incorporated in Indonesia, the board of commissioners) or otherwise to control management decisions of the company whether through rights attaching to shares held, by contractual arrangement or otherwise, and provided that where any entity has Control of a second entity which in turn has Control of a third entity, that first entity shall be considered to Control the third entity.

“Counter Indemnity” means a performance or financial guarantee (or a counter indemnity of a performance or financial guarantee) guaranteeing performance by any

Company Group Member of a commercial contract or obligation of any Company Group Member or under a borrowing or other fund raising by any Company Group Member.

“Director” means a member of the Board of Directors.

“Encumbrance” means any mortgage, pledge, security interest (hak tanggungan), fiduciary security (fidusia), assignment (cessie), lien, hypothecation, charge or any other form of security interest in the nature of a security interest (including any power of attorney or option granted over in respect of any asset or rights attaching thereto).

“Equity Proportions” means the respective proportions from time to time in which the Shareholders hold Shares at the relevant time.

“Financial Year” means a financial period of the Company commencing on 1 January and ending on 31 December each year.

“Foreign Shareholder” means any non-Indonesian Shareholder of the Company, being as at the date of this Agreement, Hutchison and ATT.

“Governmental Agency” means any government or any governmental, semi-governmental or judicial, department, agency, entity or authority of the nation, state, region, district or other political subdivision of Indonesia, or other relevant jurisdiction (as the case may require).

“Governmental Approval” includes (a) any licence, consent, authorization, registration, filing, lodgement, agreement, notarization, certificate, permission, license, approval, authority or exemption from, by or with a Governmental Agency or (b) the expiry of a specified period without intervention or action in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within such period after lodgement, filing, registration or notification.

“Indonesia” means the Republic of Indonesia.

“MOC” means the Ministry of Communications and Information of Indonesia.

“MOLHR” means Ministry of Law and Human Rights of the Republic of Indonesia.

“Network” means the network from time to time utilising radio spectrum specified in the CO License to provide mobile telecommunication services in Indonesia.

“Non-Funding Shareholder” means a Shareholder who has not fully complied with a Funding Call Notice by the date on which the Shareholder Funds are to be given or advanced in accordance with the Funding Call Notice as referred to in Clause 11.3.

“Party” means one or all of the parties to this Agreement (as the context requires).

“Reference Exchange Rate” means the mid-rate between the bid and offer rates of exchange of The Hongkong and Shanghai Banking Corporation Limited for the purchase of Rupiah with Dollars at 5:00 p.m., Hong Kong time, on the date that is five (5) Business Days prior to the relevant date.

“Regulatory Action” means:

(a)	any order of a court of competent jurisdiction; or

(b)	any order, decision or conclusive view made, given or expressed by a competent Governmental Agency or regulatory authority or agency.

“RPI Index” means the general index of consumer prices in Indonesia published by the Indonesian Biro Pusat Statistik each month in respect of all items or any index which replaces that index.

“Share” means a fully paid ordinary share in the capital of the Company.

“Shareholder” means any individual, company or organization registered from time to time as a shareholder of the Company.

“Shareholder Group” means a Shareholder and its Affiliates from time to time.

“Shareholder Loan” means a loan by any Shareholder (or any member of its Shareholder Group) to the Company or any Company Group Member on the terms agreed between the Parties.

1.2	Interpretation

In interpreting this Agreement, headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

1.2.1	The singular includes the plural and conversely.

1.2.2	A gender includes all genders.

1.2.3	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

1.2.4	A reference to a person includes a company, an unincorporated body or other legal entity and conversely.

1.2.5	A company is a subsidiary of a another company (its holding company) if the second company holds more than 50% of the voting shares in the capital of the first company.

1.2.6	A reference to a Clause, Recital or Schedule is to a clause of or recital or schedule to this Agreement.

1.2.7	A reference to any Party or party to any other agreement or document includes that Party’s or the relevant party’s successors and permitted assigns (if any).

1.2.8	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement or that other agreement or document.

1.2.9	A reference to any law, enactment, legislation, regulation, decree or directive or to any provision of any law, regulation, enactment, decree or directive includes any modification or re-enactment of it, any legislative or statutory provision substituted for it, and all regulations and statutory instruments issued under or in respect of it.

1.2.10	A reference to Dollars or US$ is to the lawful currency of the United States of America.

1.2.11	A reference to Rupiah or Rp is to the lawful currency of Indonesia and reference to bn is to 1,000,000,000 Rupiah.

1.2.12	Each Schedule, and each certificate and document delivered under this Agreement forms part of this Agreement.

2.	BUSINESS OF COMPANY

Notwithstanding anything contained in the Articles of Association, the Parties agree that the Company shall solely engage in the Business.

3.	RELATIONSHIP OF THE PARTIES

3.1	Articles of Association

Subject to the approval of the MOLHR (if required under applicable law), the Articles of Association as at the date of this Agreement shall be in the form agreed by the Shareholders on or before the date of this Agreement.

3.2	Failure to approve Articles

If any provision of the Articles of Association is not approved by the MOLHR to the extent required under applicable law, the Parties will use their best efforts to agree to a substitute provision and will use their best efforts to have such substitute provision incorporated into the Articles of Association.

3.3	This Agreement to Prevail

By signing this Agreement (or any document by which another person or entity is later admitted as a Party), each Party irrevocably agrees that if there is any conflict or inconsistency between the provisions of this Agreement and the Articles of Association then:

3.3.1	as between the Parties, the provisions of this Agreement shall prevail; and

3.3.2	the Parties shall forthwith use their best endeavours to procure an amendment to the Articles of Association so as to remove such conflict or inconsistency.

3.4	Relationship of Parties

Nothing herein shall be deemed to make any Party a partner or fiduciary of any other Party or to impose on any Party any fiduciary obligations with respect to the other Parties.

4.	BUSINESS PLAN

4.1	The first Business Plan for the Company Group shall be adopted as soon as practicable after the date of this Agreement.

4.2	Thereafter, Hutchison shall procure that the management of the Company prepares and submits to the Board of Directors (before the commencement of the Financial Year in question) an annual business plan in respect of the Company Group for each Financial Year (the Annual Business Plan) commencing with the Financial Year beginning 1 January 2006.

4.3	Each draft Business Plan shall be delivered to Hutchison and PT AM (and PT AM shall provide a copy to ATT) not later than one (1) week prior to the proposed Board of Directors meeting at which such draft Business Plan is to be considered.

4.4	The Parties acknowledge and agree that the purpose of each Business Plan is to set out the strategic direction of the Company Group over the five Financial Years immediately following the date of the Business Plan and the agreed financial objectives and budget of the Company Group for the Financial Year immediately following the date of the Business Plan.

4.5	If the Board of Directors has not approved a Business Plan on or prior to the expiry of any Financial Year, the parties agree that the Company Group shall continue to conduct its day to day business in accordance with the last Business Plan and to incur costs for day to day expenditure in line with the last budget (adjusted by reference to the change in the RPI Index between the start and end of the Financial Year then expired) until such time as a new Business Plan is submitted to and approved by the Board of Directors.

5.	ISSUES OF SHARES FOR CASH

5.1	The provisions of Clause 5.2 shall, notwithstanding any other provision of this Agreement, bind and apply for the benefit of each Shareholder.

5.2	Subject to Clauses 10.2(c) and 11, if the Company wishes to allot or issue new Shares where such Shares are to be paid up wholly in cash, each Shareholder shall be entitled to subscribe, in cash at the same price and on the same terms as those offered to other persons to whom the shares are to be offered, up to such number of those new shares as will leave each such Shareholder holding such proportion of the voting share capital as it held immediately prior to the allotment or issue (assuming that each Shareholder takes up its entitlement hereunder in full).

6.	MAINTENANCE OF MINIMUM INDONESIAN SHARE OWNERSHIP

6.1	PT AM shall not transfer any Shares to any person at any time where to do so would result in a failure to satisfy or a breach of the requirements of the law of Indonesia, all relevant Government Agencies and their telecommunications regulatory policies or the terms of any Government Approval as to the minimum Indonesia equity ownership in the Company as in force from time to time and ATT shall transfer any Shares held by it to PT AM to the extent that the Shares held by PT AM fail to satisfy any such requirement.

6.2	The PT AM Party undertakes to procure that any transferee of its Shares shall provide to Hutchison the same agreement and undertaking as set out in Clause 6.1 and that the transfer of Shares is subject to the transferee providing such agreement and undertaking to Hutchison.

7.	MANAGEMENT

7.1	Company to have Board of Directors and Board of Commissioners

The Company shall be managed by a Board of Directors (Dewan Direksi) under the supervision of a Board of Commissioners (Dewan Komisaris). Members of the Board of Directors and members of the Board of Commissioners shall be appointed by the general meeting of Shareholders, subject to the provisions of this Agreement and the Articles of Association.

7.2	Composition of Board of Directors

7.2.1	Subject to the provisions of Clauses 7.2.2 and 7.2.4, each of Hutchison and the PT AM Party shall be entitled to nominate for appointment to the Board of Directors five and three Directors respectively and shall be entitled to remove and replace each such Director from time to time.

A nomination made by a Shareholder under this Clause 7.2 shall be binding on each other Shareholder.

7.2.2	For so long as a Shareholder holds not less than thirty (30) per cent of the Shares, it shall be entitled to nominate, remove and replace at least three Directors. Where a Shareholder holds not less than twenty (20) per cent but less than thirty (30) per cent of the Shares, it shall be entitled to nominate, remove and replace two Directors. Where a Shareholder holds not less than fifteen (15) per cent but less than twenty (20) per cent of the Shares, it shall be entitled to nominate, remove and replace one Director. A Shareholder shall not be entitled, under this Agreement, to nominate (remove and replace) any Director to the Board of Directors if its holding of Shares is less than fifteen (15) per cent of the Shares. As applied to Hutchison, this Clause is subject to Clauses 7.2.1 and 7.2.4 .

7.2.3	The President Director shall be nominated by Hutchison.

7.2.4	Notwithstanding Clauses 7.2.1 and 7.2.2, for so long as Hutchison has the largest holding of shares of any Shareholder, Hutchison shall be entitled to nominate for appointment to the Board of Directors a total number of Directors which is two greater than the number of Directors all other Shareholders are, in aggregate, entitled to nominate for appointment and to remove and replace any such Director from time to time.

7.2.5	Each Shareholder shall vote its Shares to give effect to the binding nominations of the members of the Board of Directors which have been made by a Shareholder in exercise of a right under this Agreement (but not otherwise). Each Shareholder shall be entitled, for so long as it has a nomination right under this Agreement pursuant to Clause 7.2.2, at any time to remove and replace any of its nominees on the Board of Directors and in such event each Shareholder shall vote its Shares so as to give effect to the appointment of the nominated replacement to the Board of Directors in further exercise of rights under clause 7.2.2 (but not otherwise).

7.2.6	In the event of a vacancy on the Board of Directors caused by the death, retirement, resignation or removal of a director, the vacancy shall be filled by appointing another nominee of the Shareholder whose nominee has died, retired, resigned or been removed.

7.2.7	Subject to the Articles of Association, neither Hutchison nor the PT AM Party shall make any change to their respective membership of the Board of Directors otherwise than in accordance with this Clause 7.

7.2.8	Subject to the Articles of Association and the terms of this Agreement, the Board of Directors shall:

(a)	represent and be responsible for the day-to-day administration, operation and management of the Company and its assets; and

(b)	from time to time determine the organisational structure of the Company and the reporting responsibilities of the management of the same,

in each case so as to implement the Business Plan.

7.3	Powers of President Director

7.3.1	The President Director shall be entitled to represent the Board of Directors and therefore to act for and on behalf and in the name of and to bind the Company within and outside the Courts of law, subject to any limitations set out in this Agreement, the Articles of Association or by applicable mandatory laws and regulations.

7.3.2	The President Director shall appoint the persons designated by the Hutchison in its sole discretion, to be the senior management team (who are not Directors) of the Company, except the Deputy Chief Financial Officer (if not a Director) who shall be nominated by PT AM.

7.4	Board of Commissioners

7.4.1	Subject to the provisions of Clauses 7.4.2 and 7.4.4, each of Hutchison and the PT AM Party shall be entitled to nominate for appointment to the Board of Commissioners, five and three Commissioners respectively and shall be entitled to remove and replace each such Commissioner from time to time.

A nomination made by a Shareholder under this Clause 7.4 shall be binding on each other Shareholder.

7.4.2	For so long as a Shareholder holds not less than thirty (30) per cent of the Shares, it shall be entitled to nominate, remove and replace at least three Commissioners. Where a Shareholder holds not less than twenty (20) per cent but less than thirty (30) per cent of the Shares, it shall be entitled to nominate, remove and replace two Commissioners. Where a Shareholder holds not less than fifteen (15) per cent but less than twenty (20) per cent of the Shares, it shall be entitled to nominate, remove and replace one Commissioner. A Shareholder shall not be entitled, under this Agreement, to nominate (remove and replace) any Commissioner to the Board of Commissioners if its holding of Shares is less than fifteen (15) per cent of the Shares. As it applies to Hutchison, this Clause is subject to Clauses 7.4.1 and 7.4.4.

7.4.3	The President Commissioner shall be nominated by Hutchison.

7.4.4.	For so long as Hutchison has the largest holding of shares of any Shareholder, Hutchison shall be entitled to nominate for appointment to the Board of Commissioners a total number of Commissioners which is two greater than the number of Commissioners all other Shareholders are, in aggregate, entitled to nominate for appointment, and to remove and replace any such Director from time to time.

7.4.5	Each Shareholder shall vote its Shares to give effect to the binding nominations of the members of the Board of Commissioners which have been made by a Shareholder in exercise of a right under this Agreement (but not otherwise). Each Shareholder shall be entitled, for so long as it has a nomination right under this Agreement pursuant to Clause 7.2.2, to remove and replace at any time any of its nominees on the Board of Commissioners and in such event each Shareholder shall vote its Shares so as to give effect to the appointment of the nominated replacement to the Board of Commissioners in further exercise of rights under clause 7.2.2 (but not otherwise)..

7.4.6	In the event of a vacancy on the Board of Commissioners caused by the death, retirement, resignation or removal of a member, the vacancy shall be filled by appointing another nominee of the Shareholder whose nominee has died, retired, resigned or been removed.

7.5	Conflicts of Interest

Persons nominated for the position of member of the Board of Directors or member of the Board of Commissioners shall not be deemed disqualified to hold such office merely by reason of their being officers, directors, commissioners or shareholders of any other company incorporated within or outside Indonesia. In addition, no member of the Board of Directors or member of the Board of Commissioners shall be deemed to have a conflict of interest in a matter and shall not be disqualified to vote and/or serve on the ground that such Director or Commissioner is appointed upon the nomination of a particular Shareholder and the matter under consideration involves commercial, financial or other relationship between Company and that Shareholder or any Affiliate of that Shareholder provided that the relevant member of the Board of Directors or Board of Commissioners has disclosed to the Company the nature of any such relationship prior to consideration of that matter.

8.	DIRECTORS MEETINGS AND COMMISSIONERS’ MEETINGS

8.1	Board of Directors’ Meetings

8.1.1	The Board of Directors shall meet at least at least once each year and more frequently as required for the proper management of Company. All Board of Director’s meetings shall be conducted in English. Resolutions may be passed in lieu of meeting by adopting a written resolution signed by all of the Directors.

8.1.2	The quorum for meetings of the Board of Directors shall be the attendance or representation at the meeting of a simple majority of the members of the Board of Directors but including one of the Directors nominated by each of Hutchison and the PT AM Party. If a quorum is not present within 30 minutes of the time set for the meeting of the Board of Directors there shall be an automatic adjournment or reconvening of that meeting to the same time and place on the date one week after the original date of the meeting (or, if a later date is required by law, that later date). At that subsequent adjourned or reconvened meeting the quorum shall be a simple majority of the members of the Board of Directors including at least one Director nominated by Hutchison.

8.1.3	Unless otherwise provided in this Agreement or the Articles of Association, the level of affirmative vote required to pass a resolution at all meetings of the Board of Directors shall be a simple majority of the members of the Board of Directors present or represented at the meeting.

8.2	Board of Commissioners’ meetings

8.2.1	The Board of Commissioners shall meet at least once a year and more frequently as required for the Board of Commissioners to duly perform its functions.

8.2.2	The quorum for meetings of the Board of Commissioners shall be the attendance or representation at the meeting of a simple majority of the members of the Board of Commissioners but including one of the Commissioners nominated by each of Hutchison and the PT AM Party. If a quorum is not present within 30 minutes of the time set for the meeting of the Board of Commissioners there shall be an automatic adjournment or reconvening of that meeting to the same time and place on the date one week after the original date of the meeting (or, if a later date is required by law, that later date). At that subsequent reconvened or adjourned meeting the quorum shall be a simple majority of the members of the Board of Commissioners provided at least one of the Commissioners nominated by Hutchison is is present.

8.2.3	Unless otherwise provided of in this Agreement or the Articles of Association, the level of affirmative vote required to pass a resolution at all meetings of the Board of Commissioners shall be a simple majority of the members of the Board of Commissioners present or represented at the meeting. All Board of Commissioners’ meetings shall be conducted in English. Resolutions may be passed in lieu of meeting by adopting a written resolution signed by all of the Commissioners.

9.	GENERAL MEETINGS OF SHAREHOLDERS

9.1	Annual General Meetings

An Annual General Meeting of Shareholders shall be held once a year in accordance with applicable law.

9.2	Chairman of General Meeting of Shareholders

Subject to the Articles of Association, the President Director shall act as the chairman of all general meetings of Shareholders.

9.3	Each Share Carries One Vote

At any general meeting of Shareholders a Shareholder shall have 1 (one) vote for each share of which it is the registered Shareholder.

9.4	Quorum and Voting at General Meetings of Shareholders

Except as otherwise provided for in this Agreement or the Articles of Association:

9.4.1	the quorum for a general meeting of Shareholders shall be Shareholders holding or representing more than one half of the total issued Shares in Company but including a representative of one of the PT AM Parties. If a quorum is not present within 30 minutes of the time set for the general meeting of Shareholders there shall be an automatic adjournment or reconvening of that meeting to the same time and place on the date one week after the original date of the meeting (or, if a later date is required by law, that later date). At that subsequent adjourned or reconvened meeting the quorum shall be Shareholders holding or representing more than one half of the total issued Shares in the Company; and

9.4.2	decisions at a general meeting of Shareholders shall be adopted if approved by Shareholders holding or representing more than one half of the total issued Shares in Company.

10.	RESERVED MATTERS

10.1	In relation to each of the matters specified in Clause 10.2 (the Reserved Matters), the Company shall not, and each of Hutchison and the PT AM Party shall exercise all voting rights and other powers of control available to it in relation to Company so that the Company will not, without the prior approval of each of Hutchison and the PT AM Party (which approval may be given by Hutchison, the PT AM Party or a Director nominated by either such Shareholder) take any action or decision in respect of any Reserved Matter. If either Shareholder’s interest in Shares falls below 20% of the issued share capital of the Company, the relevant Shareholder’s rights under this Clause 10 shall cease to have any effect (without prejudice to any then accrued rights). In accordance with Clause 12.5, the PT AM Parties shall be treated as a single Shareholder for the purposes of Clause 10 and, accordingly, there shall be no separate need to obtain the approval of both PT AM and ATT and their Shareholdings shall be aggregated for the purposes of the threshold Shareholding in this Clause 10.1.

10.2	The Reserved Matters are:

(a)	changing the nature or scope of the business of the Company to include any business outside the Business (including any decision to change or extend the business of the Company or the Company Group Member to any place outside of the Republic of Indonesia), ceasing to carry on any material part of the Business or commencing or participating in any business materially different from the Business;

(b)	adopting or altering the Articles of Association (other than to give effect to any change to the authorised or issued share capital of the Company or the Company Group Member approved or permitted pursuant to Clause 10.2(c));

(c)	changing the authorised or issued share capital of the Company or the Company Group Member, other than to give effect to the then current Business Plan approved by the Board of Directors or as a result of the Funding Shareholder exercising its rights under Clause 11;

(d)	adopting or amending a Business Plan;

(e)	the Company or a Company Group Member declaring or paying any dividend or distribution;

(f)	the Company or a Company Group Member merging or consolidating with any other entity or acquiring or disposing of or establishing any business or entering into a joint venture or alliance except for (i) any such transaction involving an amount not exceeding the Authorised Sum; or (ii) the acquisition of businesses and entering into of joint ventures or alliances in the ordinary course of the business of the Company or a Company Group Member or directly necessary for and implemented in the course of rolling out the Network and anticipated by a Business Plan;

(g)	the Company or any other Company Group Member incurring any amount of capital expenditure or entering into any contract which involves total expenditure by the Company, in either case exceeding the Authorised Sum;

(h)	any transaction between the Company or any other Company Group Member and a Shareholder or an Affiliate of any Shareholder (including the granting of loans or advances) other than for the supply of goods and services in the ordinary and usual course of business on normal commercial terms no less favourable to Company than such goods or services are supplied to third parties;

(i)	any proposal to declare bankrupt, liquidate or wind up any Company Group Member or for any Company Group Member to enter into any suspension of payments arrangement or other similar arrangement with its creditors; or

(j)	any Company Group Member issuing or allotting any shares or other securities for non-cash consideration.

10.3	The matters specified in Clauses 10.2 (c), (d) and (g) shall be referred to as “Specified Reserved Matters”. Provided that Hutchison holds a minimum of 35% of the issued and outstanding equity share capital of the Company and also has the largest holding of Shares of any Shareholder, then in the event of the parties being unable to agree on any Specified Reserved Matter within ten (10) days of either party proposing an action or decision in respect of the Specified Reserved Matter, the following procedures shall apply:

(a)	A summary of the facts surrounding the relevant Specified Reserved Matter shall be sent by the proposing party to each of the Directors nominated by each of the PT AM Party and Hutchison;

(b)	Within seven (7) days of the receipt of such summary, each of the PT AM Party and Hutchison shall nominate one of its Directors (the “Concerned Directors”) and such Concerned Directors shall meet and discuss the relevant Specified Reserved Matter and shall take all steps to reach a consensus acceptable to, the PT AM Party and Hutchison;

(c)	If the Concerned Directors are unable to reach a consensus within a period of a further fourteen (14) days, then the matter shall be referred to the Managing Director/General Manager/President Director of each of PT AM and Hutchison who shall meet and discuss the relevant Specified Reserved Matter and shall take all commercially reasonable steps to reach a consensus acceptable to the Shareholders;

(d)	In the event that no consensus is successfully reached by the Managing Director/General Manager/President Director of PT AM and Hutchison within a further fourteen (14) days, then such Specified Reserved Matter shall be put to a meeting of the Board of Commissioners, Board of Directors or of shareholders (as applicable) where a decision by a simple majority shall be sufficient to give effect to the resolution, subject to Clause 10.3(e);

(e)	Where either (i) Hutchison does not hold a simple majority of the Shares or (ii) under the laws of the Republic of Indonesia a shareholders resolution requiring more than a simple majority is required to give effect to any of the Specified Reserved Matters, the PT AM Party agrees that it will use all votes attaching to its Shares to vote in accordance with the wishes of Hutchison in relation to that Specified Reserved Matter and, if requested in writing by Hutchison at least seven (7) days prior to the general meeting of shareholders convened to consider the resolution on the Specified Reserved Matter, shall grant a proxy or power of attorney in favour of a party nominated by Hutchison enabling it to vote the PT AM Parties’ Shares at the general meeting of shareholders accordingly.

11.	FUNDING AND SHAREHOLDER SUPPORT

11.1	It is the intention that, so far as practicable, funding requirements of the Company Group shall be met by internal cash flow and by third party commercial borrowings and network vendor financing, without recourse to Shareholders and that (without limitation) the business of the Company Group be conducted without the need for Counter Indemnities to be given by Shareholders.

11.2	If the internal cash flow of the Company Group together with third party borrowings are insufficient to meet the funding requirements of Company Group under a Business Plan approved by the Board of Directors (or the day to day expenses of the business of the Company Group if the Board of Directors have not approved a Business Plan and the Company Group is continuing to conduct its business pursuant to Clause 4.5), all Shareholders shall be called upon by the Company to: (a) make Counter Indemnities; and/or (b) advance funds by way of Shareholder Loan; and/or (c) make an equity contribution by subscribing for new shares at a price per Share equal to the par value of the Shares (which price shall not apply in the case of subscriptions for Shares for the purposes of providing Additional Contributions (as defined in Clause 11.4), when the price per Share shall be determined according to clause 11.4 below) (together Shareholder Funds) to meet the shortfall, pro rata according to the Equity Proportions of each Shareholder at the time of such call.

11.3	Any call (a Funding Call Notice) pursuant to Clause 11.2 shall be made as follows:

(a)	the Funding Call Notice served in respect of each Shareholder:

(i)	specify whether the Shareholder Funds called for are Counter Indemnities, Shareholder Loans or equity contributions or a combination (providing details of the same) of these;

(ii)	specify the Business Day, at least fourteen (14) days following the date of the Funding Call Notice, on which the Shareholder Funds are to be given or advanced (the Funding Date);

(iii)	specify the terms and conditions on which the Counter Indemnity is to be given or advances or equity contributions are to be made (but so that all relevant Shareholders shall be called upon to provide Counter Indemnities and make advances or equity contributions on the same terms and conditions which, in the case of Counter Indemnities, shall include the right of the Shareholders providing the Counter Indemnity to be paid commercial arms’ length fees by the Company); and

(iv)	attach an explanation from the Chief Financial Officer of the Company specifying the purpose of the call and the need for the advances and/or Counter Indemnities.

11.4	Each Shareholder undertakes to the other Shareholders and the Company to satisfy (either itself or by an Affiliate of that Shareholder) Funding Call Notices issued after the date of this Agreement according to their respective Equity Proportions at the time of the relevant Funding Call Notice, for a maximum aggregate amount of Shareholder Funds of US$300,000,000 (or equivalent in any other currency at the exchange rate for that currency at the time of the relevant Funding Call Notice) (the Shareholder Fund Limit), subject to the following:

11.4.1	the Company may issue one or more Funding Call Notices to call for Shareholder Funds for a total aggregate amount of up to US$200,000,000 (or Rupiah equivalent at the Reference Exchange Rate) of the Shareholder Funding Limit which Funding Call Notice(s) may be issued at any time after the Date of this Agreement and specify a Funding Date which is any date after the date of this Agreement provided such Funding Date is determined in accordance with Clause 11.3(a)(ii); and

11.4.2	the Company may issue one or more Funding Call Notices to call for Shareholder Funds for the balance of the Shareholder Fund Limit, being a total aggregate amount of US$100,000,000 (or Rupiah equivalent at the Reference Exchange Rate), which Funding Call Notice(s) may be issued at any time after the date of this Agreement but provided always that the Funding Date specified in the relevant Funding Call Notice must be a date after the second anniversary of the date of this Agreement and provided further that such Funding Date is determined in accordance with Clause 11.3(a)(ii).

11.5	Without prejudice to each Shareholder’s obligation under Clause 11.4, if a Shareholder (or its Affiliate) does not fully comply with a Shareholder Funding Notice in respect of any Funding Call Notice not falling under Clause 11.4, such Shareholder shall not by reason thereof be treated as being in default of this Agreement in respect of any amount of funds called for under the Funding Call Notice which exceeds that Shareholder’s Equity Proportion of the Shareholder Fund Limit, and:

11.5.1	if a Shareholder does not fully comply with the Funding Call Notice on or before the Funding Date, the Company shall at any time within seven (7) days of the Funding Date invite, in writing, the other Shareholders who have provided their Equity Proportion of the funds specified in the Funding Call Notice (Funding Shareholder)) to fund the resultant funding shortfall within fourteen (14) days of the invitation by making an additional contribution of its Relevant Proportion of such shortfall (Additional Contributions). For this purpose, the Relevant Proportion shall be calculated by reference to the Equity Proportion of such Funding Shareholder as compared with the aggregate Equity Proportions of all Funding Shareholders. To the extent that, following these Additional Contributions, there remains a shortfall in the funds specified in the Funding Call Notice, the Company shall continue to invite each of the Funding Shareholders who have at that time satisfied all such funding requirements, to make an Additional Contribution of their Relevant Proportion of the remaining shortfall and, for this purpose the Relevant Proportion shall be calculated by reference to the Equity Proportion as at the date of the relevant Funding Call Notice of each such Funding Shareholder as compared with the aggregate Equity Proportions as at the date of the relevant Funding Call Notice of all such Funding Shareholders, and so on, until no funding shortfall remains. Any such Additional Contribution may be made by the Funding Shareholder(s) by way of Shareholder Loan (on terms which shall include the obligation for the Company to pay to the lender simple interest on the principal amount outstanding from time to time at a commercial arms’ length rate) or by way of equity by subscribing for new Shares, at the Funding Shareholder’s nomination in its sole discretion provided that:

(a)	if an Additional Contribution is provided by way of Shareholder Loan, such Shareholder Loan may not be converted into Shares without the prior written consent of the Shareholders who are Non-Funding Shareholders in respect of relevant Funding Call Notice; and

(b)	if a Funding Shareholder wishes to dilute the Non-Funding Shareholder(s) (which right is acknowledged by the Parties), the relevant Additional Contribution must be provided by way of equity by the Funding Shareholder (or its Affiliate) subscribing for new Shares, and the issue price payable by the Funding Shareholder (or its Affiliate) for such Shares shall be the Dilution Price (as defined in Clause 11.7 below), and the number of Shares to be subscribed or issued shall be such number as have an aggregate value (based on the price per Share determined in accordance with this Clause 11.5.1) equal, as far as possible, to the amount of the relevant Additional Contributions of the Funding Shareholder. Notwithstanding the foregoing, if the Dilution Price is less than the par value per Share, then the issue price per Share payable by the Funding Shareholder (or its Affiliate) shall be the par value of a Share at that time. A Funding Shareholder shall, within twenty-one (21) days of receipt of invitation to make an Additional Contribution, give written notice (the “Dilution Notice”) to the Company (with a copy to the Non-Funding Shareholder(s)) of its wish to make the Additional Contribution by way of equity by subscribing for the relevant number of new Shares (the “Dilution Shares”);

(c)	the Funding Shareholder and the Non-Funding Shareholder shall ensure that, at any time not later than thirty (30) days after delivery of the Dilution Notice (being the Registration Period), subject to obtaining any approvals of Governmental Agencies required to subscribe for the Dilution Shares, the Funding Shareholder shall become the registered holder of the Dilution Shares;

(d)	the Shareholders shall vote to pass all resolutions required and the Shareholders and the Company shall do all other things necessary to procure that the issue of the Dilution Shares is promptly approved by all relevant Governmental Agencies if required pursuant to applicable laws and regulations and is immediately duly registered in the Register of Shareholders of Company;

(e)	once an issue of Dilution Shares has taken place pursuant to this

Clause 11.5, the validity of the proceedings, including in relation to any prevailing Indonesian regulations having the force of law, shall not be questioned by any Party or the Company or other person in any respect whatsoever; and

(f)	the Funding Shareholder shall, if permitted under Clause 12.6, be entitled to nominate a third party to whom the Dilution Shares shall be issued following which paragraphs (c) to (e) of this Clause 11.5.1 shall apply mutatis mutandis in respect of the issue of the Dilution Shares to that person, save that the thirty (30) day period referred to in paragraph (i) shall be thirty (30) days from date such person is nominated by the Funding Shareholder.

11.6	Each Non-Funding Shareholder hereby APPOINTS the Funding Shareholder from time to time who becomes entitled (pursuant to Clause 11.5) to subscribe for Dilution Shares, (the Entitlement) to be its attorney for the duration of the relevant Registration Period, for so long as such Funding Shareholder is so entitled, for the purpose of exercising all and any of the voting and other rights and powers (including, without limitation, the power to vote at any meeting required to approve issue of such Dilution Shares, the power to waive any pre-emptive right to subscribe for its pro rata share of such Dilution Shares including the power to execute such documents as are required to give effect to such waiver) attached or accruing to such Dilution Shares (each an Attorney) and further DECLARES that the Dilution Shares are held on trust for and for the benefit of each Attorney for so long as such Attorney has such Entitlement. This power of attorney is given by way of security to secure the proprietary interest of each Attorney and the above declaration of trust. For so long as the relevant Attorney has that proprietary interest, this power of attorney and declaration of trust shall not be revoked by the relevant Non-Funding Shareholder without the prior written consent of such Attorney.

11.7	In this Clause 11:

11.7.1	Dilution Price means the price per Share based on the Enterprise Value discounted by 10% divided by the total number of Shares (including the Dilution Shares to be issued).

11.7.2	Enterprise Value means the open market value of the entire issued share capital of the Company between a willing third party buyer and a willing seller assuming that the Additional Contributions have been advanced to the Company and immediately following such amounts being advanced as determined by an Expert (as defined in Part I of Schedule 1) in accordance with paragraph 2 of Part I of Schedule 1 and for which purposes the Parties shall comply with paragraph 4(b) of Part I of Schedule 1.

11.8	Repayment of Shareholder Loans

11.8.1	Subject to clause 11.8.2 below, Shareholder Loans (other than any Shareholder Loans for Additional Contributions, which shall be repaid first) shall only be repaid pro rata to the principal amounts outstanding at the time of repayment.

11.8.2	The parties agree that, upon the transfer of any Shares by Hutchison or the PT AM Party to any other person, the relevant transferee may, as a condition of the transfer, be required by the transferring Shareholder to pay to the Company (such payment being a Shareholder Loan) an amount equal to the appropriate proportion of the outstanding Shareholder Loans (excluding Additional Contributions, if any) of such transferring Shareholder, in which case the Parties shall procure that such amount is immediately used by the

Company to repay such appropriate proportion of such Shareholder Loans to the relevant Shareholder provided that Company is not adversely affected or does not incur unreasonable costs in doing so. For this purpose, the appropriate proportion is calculated by reference to the number of Shares being transferred as compared with the total number of Shares held (immediately prior to such transfer) by such transferring Shareholder.

12.	TRANSFER OF SHARES

12.1	Transfers By PT AM

If:

(a)	the PT AM Party proposes to transfer or otherwise dispose of any Shares, subject to Clause 12.7, the PT AM Party shall first give notice to Hutchison and, Hutchison shall be entitled to the pre-emptive rights set out in Part II of Schedule 1; and

(b)	any transaction or event is proposed or has occurred which will or has resulted in a Change of Control, PT AM shall promptly give notice to Hutchison thereof and upon such Change of Control (whether or not PT AM gave notice to Hutchison under this Clause) Hutchison shall have an option to require each of PT AM and ATT to sell all of its Shares to Hutchison (the Control Call Option) in accordance with the provisions of Part V of Schedule 1.

12.2	Transfer By Hutchison and Right of First Offer

Subject to Clause 12.4, if Hutchison wishes to transfer or otherwise dispose of any or all of its Shares to any third party (any such party being referred to as a Third Party Transferee):

12.2.1	Hutchison shall give notice (an Intention to Sell Notice) to the PT AM Party of its intention to sell any or all of its Shares. The Intention to Sell Notice shall state the number of Shares Hutchison wishes to sell, and may but is not required to provide any further details in respect of a sale of the Shares. The PT AM Party may within twenty-one (21) days of delivery of the Intention to Sell Notice make a written offer to acquire all or some of such Shares provided that Hutchison shall not be obliged to accept any such offer whether or not made at a higher or lower price than any price offered to Hutchison by a Third Party Transferee (if any) and that, following expiry of such twenty-one (21) day period Hutchison shall be entitled to enter into an agreement for the sale and purchase of up to all of the number of its Shares specified in its Intention to Sell Notice at any price and on any terms in the six (6) months following delivery of the relevant Intention to Sell Notice. During such six (6) month period Hutchison shall not be required to give any further or additional Intention to Sell Notice in respect of a sale of up to the number of Shares specified in the relevant Intention to Sell Notice;

12.2.2	and, Hutchison shall procure that any third party purchaser to whom Hutchison proposes transferring any Shares offers to each of PT AM and ATT to purchase a Relevant Proportion of PT AM’s and ATT’s Shares in accordance with the provisions of Part III of Schedule 1, and the procedures set out in Part III of Schedule 1 shall apply to such offer. For the purposes of this Clause 12.2.2, “Relevant Proportion” means such number of PT AM’s and ATT’s Shares as represents, expressed as a proportion of all Shares held by PT AM and ATT, respectively, the same proportion of Shares which are proposed for sale to such third party purchaser.

12.3	No Encumbrances

Except as expressly provided in this Agreement, no Shareholder shall directly or indirectly sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or otherwise create any encumbrance on any Shares or any of its rights or obligations under this Agreement without complying with all the provisions of this Agreement and the PT AM Party warrants and represents that the Shares held by it at the date hereof are free from any Encumbrance.

12.4	Permitted Transfers

The restrictions in this Clause 12 with respect to the transfer of any Shares shall not apply to any transfer of Shares by a Shareholder to its Affiliates or to the other Shareholder or any of its Affiliates of such Shareholder, provided, however, that if a Shareholder transfers less than all of such Shareholder’s Shares to one or more of its Affiliates, such Shareholder shall continue to be bound by the terms of this Agreement and shall retain the right to continue to nominate the number of Directors and Commissioners as specified in Clause 7 hereof, the transferee shall have no right to nominate any Directors or Commissioners, and the restrictions in this Clause 12 will continue to be applicable to the Shares (or any interest therein) after any transfer to such Affiliates. Each such Affiliate of a Shareholder shall, as a condition to the effectiveness of any transfer of Shares, deliver to the other Party (i) such Affiliate’s accession agreement, in form and substance reasonably satisfactory to the other Party, agreeing to be bound by the provisions of this Agreement upon consummation of the transfer as required under Clause 29; and (ii) any other information reasonably requested by the other Party. In the event that any Shareholder (or any of its Affiliate) makes a transfer of any Shares (or any interest therein) to its Affiliate, such Shares (or such interest therein) shall be repurchased by such transferor from such Affiliate prior to the occurrence of any event as a result of which such Affiliate ceases to be an Affiliate of such transferor.

12.5	PT AM Party and ATT Shares

Unless otherwise specified, all rights (including rights to nominate members of the Board of Directors and Board of Commissioners) of the PT AM Party under this Agreement shall be construed as if the PT AM Party was a single person (and references to “a Shareholder” shall be construed accordingly), it being an internal matter for PT AM and ATT as to how the rights and obligations of the PT AM Party under this Agreement are to be fulfilled and exercised as between PT AM and ATT. PT AM and ATT shall be jointly and severally liable in respect of the obligations of the PT AM Party (including under provisions applying to Shareholders). An Event of Default under Clause 18.1 in relation to either PT AM or ATT, shall be an Event of Default in relation to the PT AM Party.

12.6	Nominated Transferee

Where the exercise by a Shareholder (Exercising Shareholder) of any rights under Clauses 11.4, 11.5, 12.1 or 18 of this Agreement may result in a transfer or issue of Shares to the Exercising Shareholder, the Exercising Shareholder shall be entitled, if it is not permitted by law or the terms of any Governmental Approval to acquire or subscribe for such Shares, or because a Governmental Approval required for such transfer or issue has, or cannot, be obtained, to nominate a third party who is an Indonesian person to whom such Shares are to be transferred or issued and the other Shareholders shall make such transfer or the Company shall issue such Shares (as appropriate) accordingly.

12.7	Either (i) upon the occurrence of an Hutchison Change of Control, or (ii) if Shares (or other securities representing Shares) are not listed on an internationally recognised stock exchange on or before the fifth anniversary of the date of signing this Agreement (a Five Year Event), then Hutchison’s pre-emptive rights under clause 12.1(a) shall terminate and PT AM and ATT may transfer or otherwise dispose of any Shares without first giving notice to Hutchison, provided that, if such pre-emption rights are to terminate because of the occurrence of a Five Year Event (but not otherwise):

(a)	Hutchison’s pre-emption rights under Clause 12.1(a) shall not terminate, and shall continue in effect in accordance with Clause 12.1(a), if the Third Party Transferee (as defined in Schedule 1, Part II, clause 1) is an Indonesian person or is an entity which an Indonesian person, directly or indirectly, holds 35% of more of the voting rights, but excluding any Indonesian person that is a financial institution owned or controlled by the Government of the Republic of Indonesia;

(b)	PT AM and ATT each undertake to Hutchison that it shall not (and shall procure that its relevant Affiliates do not) sell, dispose of, transfer or assign any of its direct or indirect interest in any Shares or enter into any agreement to do the same, to a Telecoms Competitor.

12.8	For the purposes of Clause 12.7:

Hutchison Change of Control means any transaction or event whereby:

(a)	Hutchison Telecommunications International Limited ceases to hold, directly or indirectly, at least 35% of the Shares and the aggregate number of Shares so held by Hutchison Telecommunications International Limited ceases to be greater than the aggregate number of Shares held, directly or indirectly, by any other single entity; or

(b)	Hutchison Whampoa Limited ceases to hold, directly or indirectly, in aggregate, at least 20% of the issued shares in Hutchison Telecommunications International Limited and the aggregate number of issued shares in Hutchison Telecommunications International Limited so held ceases to be greater than the aggregate number of issued shares in Hutchison Telecommunications International Limited held, directly or indirectly, by any other single entity;

Telecoms Competitor means any person (or any entity which such person holds, directly or indirectly, at least 35% of the voting rights) which (i) owns or operates mobile or fixed line telecommunications networks or infrastructure or provides mobile, fixed line telecommunications, IDD or internet services, or (ii) who is a mobile virtual networks operator in the Republic of Indonesia of such services, or (iii) who is a re-seller in the Republic of Indonesia of such services.

13.	IPO

13.1	The Shareholders acknowledge that it is their intention to list the Shares (or other securities representing Shares) on an internationally recognised securities exchange when the Business of the Company has reached the appropriate stage of development and the prevailing market conditions are both favourable and allow for such listing.

13.2	At the time contemplated under Clause 13.1, the Shareholders agree to co-operate in good faith with each other in:

(a)	assessing whether and when it would be in the best interests of Company to initiate a listing; and

(b)	determining the stock exchange on which an application for listing shall be made and the manner in which an offering will be made.

13.3	If, on the fifth anniversary of the date of this Agreement, no listing of the share capital of the Company as contemplated in this Clause 13 has been initiated, the PT AM Party shall consult with Hutchison with regard to its intentions and subsequently, at the written request of PT AM, Hutchison shall work with and shall use all reasonable endeavours to assist the PT AM Party to achieve a sale of its Shares provided that if the PT AM Party is to transfer its Shares, such transfer shall be subject to the provisions of Clause 12.7.

14.	BOOKS, RECORDS AND REPORTS

14.1	Company to maintain records and accounts

The Company shall maintain, at its principal office:

14.1.1	accurate and adequate accounting books and records maintained, subject to obtaining the necessary Government Approvals, in Dollars and Rupiah in English and Bahasa Indonesia in accordance with generally accepted Indonesian accounting principles and practices which shall accurately reflect the Company’s financial position in accordance with established financial practices of recognized international accounting standards;

14.1.2	such other accounting or other records as may be required by the laws of Indonesia;

14.1.3	all original agreements, records, and reports relating to its activities and operations.

All assets, liabilities and transactions of or involving the Company shall be recorded properly in its accounts and records and shall be fully disclosed to the Auditor.

14.2	Foreign Shareholder reporting requirements

In addition to the records required to be maintained in accordance with Clause 14.1, the Company shall also provide to each of the Foreign Shareholders records and financial information in the form necessary to comply with the Foreign Shareholders’ reporting requirements.

14.3	Annual Audit of Company

Within 60 (sixty) days after the end of each financial year, the Auditor shall audit the books and records of the Company.

The auditors of each Party shall also have the right to review the books and accounts of the Company on an annual basis at the expense of the relevant Party.

The audited accounts and Board of Directors’ report shall be submitted in English and Bahasa Indonesia for approval at the Annual General Meeting of Shareholders in respect of the relevant financial year to be held in accordance with the Articles of Association and upon such approval being granted, the audited accounts and Board of Directors’ report shall be final and binding upon the Parties as to the matters set out or reflected therein, in the absence of manifest error or fraud.

15.	REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants to each other Party that:

15.1.1	it has full power to enter into this Agreement and to perform its obligations hereunder according to the terms of this Agreement, and that it has taken all necessary corporate or other actions (if applicable) to authorize its entering into and performance of this Agreement; and

15.1.2	it is duly authorized and licensed by all relevant Governmental Agencies to enter and to perform this Agreement and that it has made and will make all required reports and disclosures to any applicable Governmental Agency with respect to this Agreement or any activity undertaken in connection with this Agreement.

16.	REGULATORY MATTERS AND BRANDING

16.1	The Parties shall co-operate with each other to ensure that all information necessary or desirable for making (or responding to any requests for further information following) any notification or filing made in respect of this Agreement, or the transactions contemplated by it, is supplied to the party dealing with such notification and filing and that they are properly, accurately and promptly made.

16.2	If any material Regulatory Action is taken or threatened in respect of this Agreement or the transactions contemplated by it, the parties shall promptly meet to discuss:

(a)	the situation and the action to be taken as a result; and

(b)	whether any modification to the terms of this Agreement (or any agreement entered into pursuant to this Agreement) should be made in order that any requirement (whether as a condition of giving any approval, exemption, clearance or consent or otherwise) of any regulatory authority may be reconciled with, and within the intended scope of, the business arrangement contemplated by this Agreement. The parties shall co-operate to give effect to any agreed modifications.

16.3	Each Shareholder shall:

(a)	cooperate together and with Company (and shall procure that such Shareholder’s Affiliates shall do so) so as to ensure compliance with the requirements of the CO Licence and all other Governmental approvals and applicable laws and regulations which relate to the Company or Shareholder including disclosing information and notifying relevant Governmental Agencies;

(b)	not take or omit to take any action which would constitute a breach of or would be detrimental to the CO Licence or other Governmental Agencies or which would constitute a breach of applicable laws and regulations.

16.4	The Parties agree and covenant that during the term of this Agreement each Party shall use its best endeavours expeditiously to obtain and maintain all Governmental Approvals required under applicable laws, regulations and policies and its articles of association or other constituent documents for maintaining its shareholding in Company and the continued existence and operations of Company.

16.5	The Parties shall use all reasonable endeavours to procure that the affairs of Company shall be conducted in accordance with sound and good business practice and the highest ethical standards generally, as well as in accordance with all applicable laws and regulations and best practices.

16.6	The products and services of the Company shall be branded under and the Business shall be carried on under a brand to be determined by Hutchison which brand may be owned and used by Hutchison’s Shareholder Group. Where the brand is so owned, arrangements may be entered into with relevant members of Hutchison’s Shareholder Group under which the Company shall be entitled to make use of such brand and all intellectual property comprised therein or related thereto provided that all rights in such brand and such intellectual property shall continue to be owned by the relevant member of Hutchison’s Shareholder Group and no such rights shall be transferred to or acquired by the Company and that the rights of the Company to make use of such brand and such intellectual property shall be terminable on notice at the option of the relevant member of Hutchison’s Shareholder Group.

17.	CONFIDENTIALITY AND ANNOUNCEMENTS

17.1	Each Party shall use (and shall ensure that each of its subsidiaries shall use) all reasonable endeavours to keep confidential (and to ensure its officers, employees and agents shall keep confidential) any information which relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement) or any information relating to the business or affairs of the Company (the Confidential Information) and shall not use or disclose such information except with the consent of the other party.

17.2	The obligation of confidentiality under Clause 17.1 does not apply to:

(a)	the disclosure (subject to Clause 17.3) on a “need to know” basis to a subsidiary of a party where the disclosure is for a purpose reasonably incidental to this Agreement;

(b)	the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other Governmental Agency;

(c)	the disclosure (subject to Clause 17.3) in confidence to a Party’s professional advisers of information reasonably required to be disclosed for any purpose reasonably incidental to this Agreement;

(d)	information which is publicly available or becomes publicly available (otherwise than as a result of a breach of this Clause 17); or

(e)	such disclosure as is reasonably necessary in connection with the transfer of any shares, provided that the recipient of such information is subject to a duty of confidentiality in respect of such information equivalent to that included in this Clause 17.

17.3	Each Party shall inform (and shall ensure that any subsidiary shall inform) any officer, employee or agent or any professional or other adviser advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

The disclosing Party is responsible for any breach of this Clause 17 by the person to whom it is disclosed.

17.4	No formal public announcement or press release in connection with the signature or subject matter of this Agreement shall (subject to Clause 17.5) be made or issued by or on behalf of either Party or any of its subsidiaries without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed).

17.5	If a Party has an obligation to make or issue any announcement required by law or by any stock exchange or by any governmental authority, the relevant Party shall give the other Party every reasonable opportunity to comment on any announcement or release before it is made or issued (provided that this shall not have the effect of preventing the party making the announcement or release from complying with its legal and/or stock exchange obligations.)

18.	DEFAULT

18.1	Each of Hutchison and the PT AM Party agree that the provisions of Clause 18 shall apply on the occurrence of an Event of Default.

An Event of Default means in relation to a party, the occurrence of any of the following:

(a)	any material breach by a Party of any of its obligations under this Agreement; or

(b)	a court of competent jurisdiction makes an order or a resolution is passed, for the dissolution or administration of that Party (otherwise than in the course of a reorganisation or restructuring previously approved in writing by the other Party, such approval not to be unreasonably withheld or delayed); or

(c)	any person takes any step (and it is not withdrawn or discharged within sixty (60) days) to appoint a liquidator, manager, receiver, administrator, administrative receiver or other similar officer in respect of any assets held by that Party; or

(d)	that Party convenes a meeting of its creditors or makes or proposes any arrangement or composition with, or any assignment for the benefit of, its creditors (including arrangement for suspension of payments), but if any breach referred to in Clause 18.1(a) is capable of remedy, an Event of Default shall occur only if the breach has not been remedied within thirty (30) days following written notice of such breach from the other Party (unless capable of being remedied within a shorter period in which case if it has not been remedied by the expiry of such shorter period) and if the other Party has after such thirty (30) days (or shorter period) given not less than seven (7) days’ further notice of its intention to exercise its rights under Clause 18.2; or

18.2	If a Party commits or is the subject of an Event of Default, without prejudice to any other remedy available at law, the other Party shall have an option to require the defaulting Party to sell to all of its Shares to the non-defaulting Party (the Default Call Option) in accordance with the provisions of Part IV of Schedule 1.

19.	TERM OF AGREEMENT AND TERMINATION

19.1	This Agreement shall take effect upon the date it is entered into.

19.2	This Agreement shall cease to be binding upon a Party (except in relation to any antecedent breaches) at such time as such Party ceases to have any direct or indirect interest in any Shares.

19.3	Termination of this Agreement shall be without prejudice to the accrued rights and liabilities of the Parties at the date of termination.

19.4	In the event that the Hutchison ceases to have the largest holding of Shares of any Shareholder:

(a)	this Agreement (except in relation to Clauses 6 and 17 to 29 (inclusive) shall terminate; and

(b)	the Parties shall meet and discuss and seek to agree, in good faith (but without any obligation to agree), the terms of a new agreement to regulate the rights and obligations of the Shareholders in respect of each other and the Company.

20.	NOTICES

20.1	Any notice or other formal communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be:

(a)	sent by fax to the number set out in Clause 20.2; or

(b)	delivered by hand or sent by prepaid recorded delivery or registered post to the relevant address in Clause 20.2.

In each case it shall be marked for the attention of the relevant party set out in Clause 20.2 (or as otherwise notified from time to time under this Agreement). Any notice given by hand delivery, fax or post shall be deemed to have been duly given:

(a)	if hand delivered, when delivered;

(b)	if sent by fax, twelve (12) hours after the time of transmission to the correct fax number, provided that the sending party shall have obtained electronic or other confirmation of accurate and complete transmission;

(c)	if sent by recorded delivery or registered post, (a) on the second Business Day from the date of posting, if sent to a Party in the same country; or (b) on the tenth Business Day from the date of posting if sent to a Party in a different country, unless there is evidence that it was received earlier than this and provided that, where (in the case of delivery by hand or by fax) the delivery or transmission occurs after 6 pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 am on the next following Business Day. References to time in this Clause are to local time at the address of the addressee.

20.2	The addresses and fax numbers of the parties for the purpose of Clause 20.1 are:

(a)	Hutchison:

Address: [    ]

Fax No: [    ]

For the attention of: [    ]

with a copy to Hutchison Telecommunications International Limited, at 18/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, Fax: +852 2827 1371, Attention Legal Department

(b)	PT AM:

Address: Jl. Ancol No. 1, Ancol Barat, Jakarta 14430

Fax No: +62 21 690 7324

For the attention of: Sidarta Sidik

and a notice given to PT AM shall be deemed to have been given to ATT also.

(c)	The Company:

Address: [    ]

Fax No: [    ]

For the attention of: [    ]

20.3	All notices or formal communications under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

21.	ENTIRE AGREEMENT, AMENDMENT AND SEVERABILITY

21.1	This Agreement may be amended only by another agreement in writing executed by all Parties who may be affected by the amendment.

21.2	This Agreement contains the entire agreement of the parties with respect to its subject matter. It constitutes the only conduct relied on by the Parties (and supersedes all earlier agreements, understanding and other conduct by the Parties) with respect to its subject matter.

21.3	If any one or more of the provisions contained in this Agreement or any document executed in connection herewith shall be invalid, illegal, or unenforceable in any respect under applicable law, the validity, legality and enforceability of the remaining provision contained herein shall not in any way be affected or impaired; provided that in such case the Parties shall use their best efforts to achieve the purpose of the invalid provision by a new legally valid provision or provisions.

22.	NON-ASSIGNMENT

22.1	Except as permitted in accordance with the provisions of this Clause 22, neither no Party may, nor may purport to, assign any of its rights or obligations under this Agreement in whole or in part, nor grant, declare, create or dispose of any right or interest in it (otherwise than in accordance with the terms of this Agreement).

22.2	Each Shareholder shall be permitted to assign or transfer any of its rights or obligations under this Agreement to any undertaking which is, on or at any time after the date of this Agreement, a wholly owned subsidiary or holding company of the relevant party or a wholly owned subsidiary of a holding company of the party. If any such assignee shall (whilst it retains any rights under this Agreement) at any time cease to be a wholly owned subsidiary or holding company of the relevant party, or a wholly owned subsidiary of a holding company of that party, the person entitled to any such rights under this Agreement shall ensure that prior to it so ceasing the rights under this Agreement to which it is entitled are assigned to a wholly owned subsidiary or holding company of the relevant party or a wholly owned subsidiary of a holding company of the relevant party, failing which such rights which have not been so assigned shall cease to be enforceable (except in respect of any rights of action arising before the rights cease to be enforceable to the extent that such rights are and continue to be held by or to enure to the benefit of a wholly owned subsidiary or holding company of the relevant party or a wholly owned subsidiary of a holding company of the relevant party).

23.	NO WAIVER

No failure to exercise and no delay in exercising any right, power or remedy under this Agreement will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

24.	COSTS

Each Party shall bear its own legal and accountancy costs, charges and expenses (including taxation) arising out of the negotiation, preparation and implementation of this Agreement and the transactions contemplated by it.

25.	GOVERNING LANGUAGE

This Agreement has been negotiated and agreed in the English language which shall be the governing and determining language of and in respect of this Agreement for all purposes, notwithstanding that it is translated into any other language for any reason or purpose whatsoever.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

27.	GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of Singapore.

28.	RESOLUTION OF DISPUTES

28.1	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with Arbitration Rules of the Singapore International Arbitration Centre (the SIAC Rules) for the time being in force which rules are deemed to be included by reference to this Clause.

28.2	All communications in the course of and during the arbitration process and proceedings shall be in the English language. The acceptance by any arbitrator of his or her appointment under this Clause 28 shall be deemed to include and convey the consent and agreement of such arbitrator that the English language will be used in the arbitration process and proceedings.

28.3	The arbitrator or the board of arbitration as the case may be, shall render its award applying strict rules of law and principles consistent with the explicit terms of this Agreement and shall have the authority to include in such award a decision binding upon the Parties, enjoining them to take or refrain from taking specific action with respect to the matter in dispute or disagreement.

28.4	The award of the arbitrator or the board of arbitration shall be final and binding on the Parties and may be enforced in the courts of any country which is a party to the New York Convention Regarding Recognition and Enforcement of Foreign Arbitration Awards. The Parties hereby irrevocably and unconditionally exclude any right of application or appeal to any court in the course of any arbitration of in respect of any award made. The costs of any arbitration shall be borne in accordance with the determination of the arbitrator of the board of arbitration.

28.5	The mandate of the arbitrator or board of arbitrators duly constituted in accordance with the terms of this Agreement shall remain in effect until a final arbitration award has been issued by the arbitrator or board of arbitration. For such purpose, the Parties hereby agree that the term of the mandate of the arbitrator or board of arbitrators shall be extended for as long as necessary for the issuance of a final arbitration award as required by this clause 28.

28.6	An order of judicial acceptance or an application for enforcement of the arbitration award may be sought in any court of competent jurisdiction. Without limiting the foregoing sentence, for the purposes of enforcing any arbitration award in Indonesia only, each of the Parties hereby irrevocably elects domicile at the Clerk’s Office of the District Court of Central Jakarta (Kantor Panitera Pengadilan Negeri Jakarta Pusat).

29.	ACCESSION

Each Shareholder undertakes to procure that any person to whom the Shareholder transfers any Shares directly accedes to this Agreement with effect from the date on which such person so that such acceding Party, is directly subject to and is bound to comply with all of the duties and obligations under this Agreement as if such person were the transferring Shareholder in respect of the Shares transferred directly to such person. The Parties each agree to enter into promptly any applicable accession agreement required to be entered into by a transferee.

EXECUTED on the date first stated above.

SIGNED for and on behalf of	)

)

in the presence of:	)
Signature

Print name

SIGNED for and on behalf of	)

)

in the presence of:	)
Signature

Print name

SCHEDULE 1

Transfer of Shares

Part I

General Provisions

1.	In this Schedule:

Expert means such internationally recognised investment bank as Hutchison and PT AM may agree or failing agreement within fourteen (14) days of the date of the relevant notice requiring appointment of an Expert, such internationally recognised investment bank, independent of all interested parties, as the Chairman for the time being of the Singapore International Arbitration Centre appoints at the request of either Hutchison or PT AM; and

Fair Price means the open market value of the relevant Shares between a willing third party buyer and a willing seller without any premium or discount by reference to the percentage of the Shares being sold or transferred or the resulting holdings of Shares.

2.	Where an Expert is appointed, it shall be requested to reach its decision as soon as possible and in any event within thirty (30) days of appointment and shall act as expert and not as an arbitrator and its decision, which shall be incorporated into a certificate to be delivered to Hutchison and PT AM, shall be final and binding on the Parties. The Parties shall bear the Expert’s fees and expenses equally, except in the case where the Expert is appointed to determine the Fair Price for the purposes of Part IV of Schedule 1, in which case the Shareholder who has committed the Event of Default shall bear such fees and expenses.

3.	If the date for completion of any transfer of shares is not a Business Day, completion shall take place on the Business Day immediately following such date.

4.	Each Party will cooperate in procuring the provision:

(a)	to the other of all information reasonably required by the parties in deciding to exercise any rights arising under this Agreement and the provisions of the Schedules to this Agreement; and

(b)	to the Expert of all information reasonably required by the Expert in determining the Fair Price.

Part II

1.	Any notice (a Transfer Notice) given by the PT AM Party (the Seller) to Hutchison (Continuing Party) of any proposed transfer of shares pursuant to Clause 12.1 shall specify details of the shares to be transferred (the Seller’s Shares), any proposed third party purchaser (a Third Party Transferee), the purchase price (the Transfer Price) and other material terms on which the Seller proposes to sell the Seller’s Shares. A Transfer Notice is irrevocable.

2.	On receipt of the Transfer Notice, the Continuing Party shall have the right to buy all (but not some only) of the Seller’s Shares at the price specified in the Transfer Notice (or at such other price as the Seller and the Continuing Party agree) by giving notice to the Seller within thirty (30) days of receiving the Transfer Notice (the Acceptance Period).

3.	If the Continuing Party exercises its rights under paragraph 2, subject only to any Governmental Approvals or approval of shareholders of the Continuing Party or the Seller (Approvals), the Continuing Party shall be bound to buy the Seller’s Shares at the Transfer Price and otherwise on the terms set out in the Transfer Notice. Completion of the sale and purchase of the Seller’s Shares shall take place within thirty (30) days of the day on which notice is given to the Seller pursuant to paragraph 2 as may be specified by the Continuing Party or, if any Approval has not been obtained by the end of that period, within five (5) days Business Days of the date on which the last Approval to be obtained is obtained. Each of the Seller and the Continuing Party shall use its reasonable endeavours to obtain or provide all reasonable assistance to obtain the Approvals.

4.	Upon completion of any sale under paragraph 3, the Continuing Party shall assume, with effect from the completion date, any relevant obligations of the Seller under (and shall ensure the release or repayment of) any Counter Indemnities or any other guarantees, indemnities, loans, letters of comfort and/or counter-indemnities to third parties in relation to the funding of the Company and receives the right to receive payment of all interest and repayment of all amounts of principal and all other rights under all loans made to the Company by the Seller.

5.	If the Continuing Party does not exercise its rights to buy under paragraph 2, the Seller may transfer all (but not some only) of the Seller’s Shares on a bona fide arm’s length sale to a Third Party Purchaser at a price not less than the purchase price specified in the Transfer Notice and on terms no more favourable than those set out in the Transfer Notice provided that:

(a)	the transfer is completed within sixty (60) days after the expiry of the Acceptance Period; and

(b)	the Third Party Transferee and (any ultimate holding company of such Third Party Transferee, if so required by the Continuing Party) shall prior to completion of the transfer enter into an agreement with the Continuing Party to be bound (in terms reasonably satisfactory to the Continuing Party) by provisions corresponding to the Seller’s obligations under this Agreement.

Part III

1.	An offer by a Third Party Transferee pursuant to Clause 12.2 shall be made by notice in writing (the Third Party Offer Notice) and shall offer to purchase such proportion representing the percentage reduction of Hutchison’s shareholding in Company of the Shares then held by the PT AM Party (the PT AM Sale Shares) at not less than the price per Share (whether in cash or shares) to be paid by or on behalf of the Third Party Transferee for the relevant Shares held by Hutchison (the Third Party Offer Price) and otherwise on terms no less favourable than those offered by the Third Party Transferee to Hutchison in respect thereof.

2.	On receipt of the Third Party Offer Notice, the PT AM Party may sell the PT AM Sale Shares at the Third Party Offer Price by giving written notice to Hutchison and the Third Party Transferee within Fourteen (14) days of receiving the Third Party Offer Notice at the Third Party Offer Price on the terms set out in the Third Party Offer Notice and otherwise on the terms set out in the Third Party Offer Notice.

3.	Any transfer of the PT AM Sale Shares pursuant to Part III of Schedule 1 shall be on the following terms:

(a)	all (but not only some) of the PT AM Sale Shares will be sold and the PT AM Sale Shares will be sold free from all Encumbrances, together with all rights of any nature attaching to them including all rights to any dividends or other distributions declared, paid or made after the date of the notice of exercise of the relevant option (but otherwise without any representation and warranty on the part of the PT AM Party); and

(b)	upon completion, Hutchison shall procure that the Third Party Transferee assumes, with effect from the completion date, any obligations of the PT AM Party under (and shall ensure the release or repayment of) any Counter Indemnities or any other guarantees, indemnities, loans, letters of comfort and/or counter-indemnities to third parties in relation to the funding of the business of the Company Group and receives the right to receive payment of all interest and repayment of all amounts of principal and all other rights under all loans made to any Company Group Member by the PT AM Party or, if some only of the PT AM Party’s holding of Shares are transferred, a proportion of such obligations and loans representing the proportion of the PT AM Party’s holding of Shares which have been transferred.

4.	The PT AM Party shall be bound (subject only to any necessary approvals of shareholders and any Governmental Approvals) to sell the PT AM Sale Shares to the Third Party Transferee on giving the Third Party Transferee notice under paragraph 2. Completion of the sale and purchase of the PT AM Sale Shares shall take place within thirty (30) days of the day on which notice is given pursuant to either paragraph 2, or if any Governmental Approvals and approvals of shareholders of the PT AM Party and the Third Party Transferee have not been obtained by the end of that period, within five (5) Business Days of the date on which the last approval or Regulatory Approval to be obtained is obtained. Each of the PT AM Party and Hutchison shall use its reasonable endeavours to obtain or provide all reasonable assistance to obtain the Governmental Approvals and all other approvals as soon as possible. If such Governmental Approvals and other approvals are not obtained or waived within sixty (60) days following the date of the Third Party Offer Notice, then the PT AM Party’s entitlement to sell the PT AM Sale Shares to the Third Party Transferee pursuant to clause 12.2 shall lapse.

Part IV

Default

1.	The Default Call Option may be exercised by the non-defaulting Party (“Transferee”) giving notice in writing to the defaulting Party (“Transferor”) at any time within thirty (30) days of Transferee becoming aware of the occurrence of an Event of Default (the Default Call Option Notice) in respect of all (but not some only) of the Transferor’s Shares. Subject to paragraph 3, a Default Call Option Notice shall be irrevocable.

2.	If a Default Call Option Notice is issued, an Expert shall be appointed to determine the Fair Price.

3.	Within twenty (20) days of issue of the Expert’s certificate, Transferee may by notice to Transferor withdraw its Default Call Option Notice.

4.	Subject only to any Government Approvals or approval of shareholders of (Approvals) and the provisions of paragraph 3 above, Transferor shall be bound to sell to Transferee all of Transferor’s Shares at 80% of the Fair Price.

5.	Completion of the sale and purchase of Transferor’s Shares shall take place not earlier than twenty (20) and not later than thirty (30) days of the date of issue of the Expert’s certificate or, if any Approval has not been obtained by the end of that period, within ten (10) days of the date on which the last Approval to be obtained is obtained. Each of Hutchison and the PT AM Party shall use its best endeavours to obtain or waive the Approvals as soon as possible and, in any event, within sixty (60) days of the date of the Default Call Option Notice.

6.	Any transfer of Transferor’s Shares pursuant to this Part IV (Default) of Schedule 1 shall be on the following terms:

(a)	the Transferor’s Shares will be sold free from all Encumbrances, together with all rights of any nature attaching to them including all rights to any dividends or other distributions declared, paid or made after the date of the Default Call Option Notice;

(b)	Transferee shall assume, with effect from the completion date, any obligations of Transferor under (and shall ensure the release or repayment of) any Counter Indemnities or any other guarantees, indemnities, loans, letters of comfort and/or counter-indemnities to third parties in relation to the funding of the business of the Company Group and receive the right to receive payment of all interest and repayment of all amounts of principal and all other rights under all loans made to the Company Group by Transferor;

(c)	Transferor shall deliver to Transferee duly executed transfer(s) in favour of Transferee, or as it may direct, together with appropriate share certificate(s) for the Transferor’s Shares and a certified copy of any authority under which such transfer(s) is/are executed;

(d)	against delivery of the transfer(s), Transferee shall pay the total consideration (determined in accordance with paragraph 4) for the Transferor’s Shares to Transferor by electronic funds transfer for value on the completion date;

(e)	the Parties shall procure (insofar as they are able) that the relevant transfer or transfers are registered in the name of Transferee or as it may direct; and

(f)	Transferor shall do all such other things and execute all other documents (including any deed) as Transferee may reasonably require to give effect to the sale and purchase of the Transferor Shares.

Part V

Change of Control

1.	The Control Call Option may be exercised by Hutchison giving notice in writing to PT AM (with a copy to ATT) at any time within thirty (30) days of Hutchison becoming aware of the occurrence of a Change of Control (the Control Call Option Notice) in respect of all (but not some only) of the PT AM Parties’ Shares (the Sale Shares). Subject to paragraph 3, a Control Call Option Notice shall be irrevocable.

2.	If a Control Call Option Notice is issued by Hutchison, then:

(a)	the price payable for the Sale Shares shall be the value attributed to the PT AM Parties’ total interest in the Company (the Attributed Value);

(b)	if PT AM has given notice to Hutchison in accordance with the requirements of Clause 12.1(b), such notice shall specify the Attributed Value, expressed as a monetary amount, in US$, and as a percentage of the total value of the relevant PT AM Party Shareholder Company, and provide supporting evidence to confirm the said Attributed Value;

(c)	If PT AM has not given notice to Hutchison in accordance with the requirements of Clause 12.1(b), then Hutchison may request in the Control Call Option Notice that the Attributed Value be notified to Hutchison in accordance with paragraph 2(b) above, in which case PT AM shall provide the required details within fourteen (14) days of receipt of the request from Hutchison; and

(d)	if there is no Attributed Value, or no or insufficient supporting evidence of the Attributed Value is provided in accordance with paragraph 2(b) above, as Hutchison may determine, acting reasonably,, then an Expert shall be appointed to determine the Fair Price.

3.	Within twenty (20) days: (a) of written notification to Hutchison of the Attributed Value and supporting evidence thereof required under paragraph 2(b) above, or (b) if there is no Attributed Value is provided (or no or insufficient supporting evidence thereof is provided, as Hutchison may determine, acting reasonably), of issue of the Expert’s certificate, Hutchison may by notice to PT AM withdraw its Control Call Option Notice.

4.	Subject only to any Government Approvals or approval of shareholders (Approvals) and the provisions of paragraph 3 above, the PT AM Parties shall be bound to sell to Hutchison all of their Shares at the Attributed Value (if any) or, if there is no Attributed Value, at the Fair Price.

5.	Assuming Hutchison does not validly revoke a Change of Control Notice, completion of the sale and purchase of the PT AM Parties’ Shares shall take place not earlier than twenty (20) and not later than thirty (30) days of the date of delivery to Hutchison of notice and supporting evidence of the Attributed Value or issue of the Expert’s certificate (as the case may be) or, if any Approval has not been obtained by the end of that period, within ten (10) days of the date on which the last Approval to be obtained is obtained. Each of Hutchison and the PT AM Parties shall use their best endeavours to obtain or waive the Approvals as soon as possible and, in any event, within sixty (60) days of the date of the Control Call Option Notice.

6.	Any transfer of the PT AM Parties’ Shares pursuant to this Part V (Change of Control) of Schedule 1 shall be on the following terms:

(a)	the PT AM Parties’ Shares will be sold free from all Encumbrances, together with all rights of any nature attaching to them including all rights to any dividends or other distributions declared, paid or made after the date of the Control Call Option Notice;

(b)	Hutchison shall assume, with effect from the completion date, any obligations of the PT AM Parties (and shall ensure the release or repayment of) any Counter Indemnities or any other guarantees, indemnities, loans, letters of comfort and/or counter-indemnities to third parties in relation to the funding of the business of the Company Group and receive the right to receive payment of all interest and repayment of all amounts of principal and all other rights under all loans made to the Company Group by the PT AM Parties;

(c)	the PT AM Parties shall deliver to Hutchison duly executed transfer(s) in favour of Hutchison, or as it may direct, together with appropriate share certificate(s) for the PT AM Parties’ Shares and a certified copy of any authority under which such transfer(s) is/are executed;

(d)	against delivery of the transfer(s), Hutchison shall pay the total consideration (determined in accordance with paragraph 4 for the PT AM Parties’ Shares to a bank account or bank accounts notified in writing to Hutchison by PT AM not less than seven (7) days prior to the completion date by electronic funds transfer for value on the completion date;

(e)	the Parties shall procure (insofar as they are able) that the relevant transfer or transfers are registered in the name of Hutchison or as it may direct; and

(f)	the PT AM Parties shall do all such other things and execute all other documents (including any deed) as Hutchison may reasonably require to give effect to the sale and purchase of the PT AM Parties’ Shares.

SCHEDULE 12

EXPIRED CONTRACTS

1.	Cooperation Agreement between the Company and PT Telekomunikasi Indonesia (“Telkom”) dated 24 August 2004 for mobile network interconnection in Jakarta.

2.	Consultancy Agreement between the Company and That’s Right Service Co Ltd. Dated 8 February 2004 for the provision of consultancy services relating to mobile telephone network.

3.	Agreement between the Company and Elabram System Sdn Bhd dated 19 August 2004 for the provision of a project manager to develop network roll-out strategy.

4.	Project Commissioning Agreement between the Company and PT Riset Prima Indonesia dated 5 August 2004 for research services on certain target BTS locations.

5.	Trial Agreement between the Company and PT Motorola Indonesia dated 12 August 2004.